FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of June 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Notice of the 104th ordinary general meeting of shareholders (English translation) issued by Panasonic Corporation (the registrant).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: June 3, 2011

NOTICE OF

THE 104TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 24, 2011

This is a translation from the Japanese of a notice circulated to shareholders in Japan.

Panasonic Corporation

Kadoma, Osaka, Japan

May 30, 2011

Dear Shareholders:

Notice of the 104th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 104th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the reference materials contained herein and to exercise your voting rights by the Internet, telephone or mail, as soon as possible. If, voting by mail, please return the voting instruction card duly signed by you after marking “for” or “against” each bill.

*  *  *  *  *  *  *  *  *  *  *   *  *

1.	Date:	10:00 a.m. Friday, June 24, 2011

2.	Place:	Osaka-Jo Hall
3-1 Osaka-jo, Chuo-ku, Osaka

3.	Purposes:

– Matters to be Reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 104th fiscal period from April 1, 2010 to March 31, 2011

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To elect 20 directors

Bill No. 2: To elect 2 corporate auditors

Sincerely yours,

Fumio Ohtsubo
President and Director
Panasonic Corporation
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Persons other than shareholders, such as proxies and accompanying persons who are not shareholders, are not permitted to attend the meeting.]

Editor’s notes:
1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 43 to 49, please visit the following Web site: http://panasonic.net/ir/shareholder

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 104th Fiscal Period

(Fiscal year from April 1, 2010 to March 31, 2011)

1. Brief Business Review of the Panasonic Group

(1) Progress and Results during the Period

In fiscal 2011, while the growth in Europe and U.S. remained sluggish, the electronics industry as a whole was steady driven by such emerging countries as China and India. The domestic market remained strong through to November 2010 due to the last minute rush leading up to revision of the eco-point program,* the Japanese government’s economic stimulus program. However, in addition to sluggish demand from December 2010, the devastation brought by the Great East Japan Earthquake on March 11, 2011 significantly impacted the world economy. As a result, fiscal 2011 ended without seeing the road to recovery.

In such a business environment, as a first step toward realizing the 100th anniversary vision of becoming the “No.1 Innovation Company in the Electronics Industry,” Panasonic started its three-year midterm management plan called “Green Transformation 2012 (GT12)” in fiscal 2011 and worked toward the two themes of Paradigm Shift to Growth and Laying Foundations to be a Green Innovation Company.

Regarding Paradigm Shift to Growth, the Company worked toward shifting its businesses:

1)	from existing business to new business fields—such as energy

2)	from Japan-oriented to globally-oriented

3)	from individual product-oriented to solutions & systems-oriented,

and promoted expansion of key businesses such as Heating/Refrigeration/Air Conditioning and LED, and sales increase in emerging markets through high-volume segment products.

Regarding Laying Foundations to be a Green Innovation Company, Panasonic worked for a larger contribution towards protection of the environment, through increased sales of energy saving and creating products and by reducing CO2 emissions in production.

In addition, the Company proceeded to discuss business reorganization and new growth strategies, as Panasonic and its subsidiaries, Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) agreed to make these two companies wholly-owned subsidiaries of Panasonic with the aim of speeding up synergy creation and maximizing it. PEW and SANYO became wholly-owned subsidiaries of Panasonic on April 1, 2011 after related procedures.

Taking into account each of the aforementioned, consolidated Group sales for fiscal 2011 increased by 17% to ¥8,692.7 billion from ¥7,418.0 billion in fiscal 2010, due mainly to the inclusion of sales of SANYO Electric Co., Ltd. (SANYO) and its subsidiaries in the Company’s consolidated financial results from January 2010 onwards.

Regarding profit, despite severe price competition, appreciation of the yen and rising material costs, along with production, and due to the Great East Japan Earthquake, operating profit improved by 60% to ¥305.3 billion from ¥190.5 billion in fiscal 2010 due mainly to strong sales on an annual basis, and a wide range of exhaustive cost reductions, including streamlining of material costs and other general expenses. Although the restructuring cost including implementation of the retirement program and the loss related to the Great East Japan Earthquake were incurred, both income before income taxes and net income attributable to Panasonic Corporation improved significantly. Income before income taxes turned to a profit of ¥178.8 billion from a loss of ¥29.3 billion and net income attributable to Panasonic Corporation turned to a profit of ¥74.0 billion from a loss of ¥103.5 billion in fiscal 2010.

Turning to the Great East Japan Earthquake, the Company maintains numerous bases throughout the devastated areas. Panasonic would like to take this opportunity to express to its shareholder the Company’s sincerest apologies for any anxiety caused. Currently, operations at all production facilities have recommenced either partially or in full. Moving forward, the Group strives to contribute in any way possible to ensuring a complete restoration of affected areas as quickly as possible.

*	The Japanese government introduced an eco-point program in May 2009. Eco-points are awarded to consumers who purchase eligible home appliances including high energy-saving air conditioners, refrigerators and terrestrial digital broadcasting TVs. These points can be exchanged for a variety of products and services.

Business Segment Information

The Panasonic Group has six business segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, SANYO, and Other. For details of the main companies in each business segment, please refer to Note 5 of Sales by Business Segment. For details of main products and services, please refer to (8) Principal Business.

Sales by business segment for fiscal 2011 were as follows:

Digital AVC Networks

Sales in this segment totaled ¥3,304.0 billion, down 3% from ¥3,409.5 billion in the previous fiscal year.

In fiscal 2011, sales of Blu-ray Disc recorders rose year on year. However, overall sales declined due to stagnating sales of digital cameras, mobile phones and some other products.

Sales of flat-panel VIERA TVs were essentially unchanged from fiscal 2010. Despite favorable conditions in Japan due largely to the implementation of a home appliance eco-point program* and growing demand in newly emerging markets, this stagnant result reflected the drop in product prices and appreciation in the value of the yen. However, in addition to advanced 3D- and Internet-compatible products, Panasonic received high market acclaim by addressing the local needs of each global region. This included the release of products that focus on enhanced bass capability in India.

Garnering high praise, the Company’s DIGA, Blu-ray Disc recorder, which together with its standard functions of full HD extended recording time and ease of use, offers the enjoyment of network capability in combination with a variety of devices, helped boost sales.

Regarding digital cameras LUMIX, its compact type increased sales in North America and newly emerging countries, while digital interchangeable lens cameras were popular in the market for its compactness, light weight and ease of use. Overall sales declined year on year, however, due mainly to the drop in product prices and appreciation of the yen.

Sales of Strada car navigation systems were strong driven by demand on the back of eco-car subsidies, the Japanese government’s economic stimulus program. The Company also witnessed favorable results in its Tabi Navi portable travel navigation system, which combines in a single compact device useful travel guide information as well as navigation and camera functions.

Based on the concept of a lightweight, tough, high-performance portable PC with extended battery life, the Let’s note PC for domestic use maintained its No. 1 share in Japan’s business mobile category while attracting high market praise. Overseas, the TOUGHBOOK notebook PC held on to its leading global share in the durable field notebook market.

Turning to mobile communications in Japan, Panasonic introduced the high-performance LUMIX Phone, which harnesses the Company’s digital camera technologies. At the same time, the high-volume segment models that balance the need for a stylish design at an affordable price were brought to the market. Despite these efforts, Panasonic experienced a drop in sales reflecting delays in adequately addressing the trend toward smart phones.

In the system network business, sales of security-related products that focus on network camera capabilities were steady. This was due largely to the growing concern in Japan for safety and security. Outside Japan, sales increased mainly in China and Russia. Results increased substantially compared with fiscal 2010 particularly in compact MFPs and network cameras.

Home Appliances

Sales in this segment totaled ¥1,275.9 billion, up 6% from ¥1,204.2 billion in the previous fiscal year.

In fiscal 2011, the products with a high level of environmental performance and the products that meet local needs were well accepted in the market, thereby increasing sales.

In the household appliances, refrigeration, air conditioning and heating business, sales were robust for ECO NAVI products that automatically save electricity depending on the mode of use. This was attributable largely to the positive flow-on effects of the home appliance eco-point program* and the hot summer. Overseas, activities were bolstered by economic stimulus measures in China. As a result, sales of such products as washing machines that offer top-class water-saving functions increased.

The lighting business was led by strong domestic sales of low power consumption, long-life LED bulbs. This was particularly true as environmental awareness increasingly took hold. As a part of its overseas business activities, Panasonic introduced ball-type fluorescent lamps to newly emerging markets. Working diligently to create new demand, the Company successfully secured sales growth.

In the environmental systems business, sales of products that combine humidifier and air purifier functions were strong in Japan. These products were well received overseas due to the introduction of cost competitive air purifiers in high-volume segments in China and Asia.

*	The Japanese government introduced an eco-point program in May 2009. Eco-points are awarded to consumers who purchase eligible home appliances including high energy-saving air conditioners, refrigerators and terrestrial digital broadcasting TVs. These points can be exchanged for a variety of products and services.

PEW and PanaHome

Sales in this segment increased 6% from ¥1,632.1 billion in the previous fiscal year to ¥1,735.0 billion.

PEW reported sales growth of its eco-conscious LED lighting fixtures in Japan particularly for store use. This reflected the ongoing increase in demand for energy conservation and reduction of CO2 emissions. Amid the moderate recovery in domestic new housing starts, sales also grew for such water-related products as Living Station, PEW’s modular kitchen system. In personal products, year-on-year sales of Lamdash men’s shavers and nano care hair dryers that provide UV care while drying one’s hair continued to expand. Sales of new products including the Pocket Doltz sonic toothbrush were also strong. Overseas, buoyed by demand growth in China, overseas, buoyed sales were favorable for such products as home appliance and communication relay printed board materials, FA-related products as well as men’s shavers and hair dryers.

PanaHome saw sales increase thanks largely to a modest recovery in new housing starts triggered mainly by the government’s housing initiative programs including tax breaks on mortgages.

Components and Devices

Sales in this segment were ¥926.3 billion, down 1% from ¥931.5 billion in the previous fiscal year.

In fiscal 2011, sales declined reflecting the sluggish demand for the products for existing AV equipment and mobile phones.

In the electronic devices business, the increase in demand for eco cars and products for smart phones was complemented by robust sales of vehicle-use angular rate sensors, chip resistors and graphite (heat conduction) sheets for smart phones. In addition, sales of Any Layer Interstitial Via Hole (ALIVH) multilayer printed circuit boards, for use in devices including smart phones as products that realize advanced complex functions, expanded.

Results in the semiconductor business improved year on year. Sales of system LSIs for flat-panel TVs and Blu-ray Disc recorders and pickup-use dual-wavelength lasers for a variety of optical disc devices increased. This was attributable largely to the home appliance eco-point program implemented in Japan and the steady migration to terrestrial digital broadcasting. In addition, Panasonic successfully developed technologies that help realize the mass production of 32nm next-generation system LSIs. The Company worked diligently to secure higher performance and lower power consumption.

In the energy business, the Company’s dry alkaline battery EVOLTA retained its leading share in the domestic market. Its long storage time (recommended expiration date of 10 years) as well as long life was welcomed for preparation against disasters. Regarding lithium-ion batteries, the Company commenced production in Suminoe Plant (Suminoe-ku, Osaka City) and increased overall production capacity. The Company’s lithium-ion batteries employ proprietary nickel positive electrodes and are distinguished by their large capacity and high durability while maintaining safety. In addition, Panasonic acquired an equity interest in Tesla Motors, a manufacturer of electric vehicle based in the United States. Looking ahead, every effort will be made to bolster this relationship and by association to expand the electric vehicle market.

SANYO

Sales in this segment were ¥1,561.9 billion.

In the energy field, SANYO expanded sales of solar photovoltaic systems mainly in Japan in fiscal 2011. This reflected increased demand on the back of subsidy programs implemented by the government and public organizations. Turning to rechargeable batteries, sales of lithium-ion batteries were weak. This was due largely to the ongoing decline in product prices, a result of intense competition with other companies, and appreciation of the yen. In the electronics field, sales of capacitors by expanding applications were steady. While TVs sales were favorable in emerging countries, sales of digital cameras were sluggish due to declining product prices and intense competition. In the ecology field, sales were boosted by growth in China of cold chain equipment including showcases and commercial-use kitchen instruments. Buoyed by the recovery in automobile sales in North America and China, car audio equipment sales were strong. Sales of car navigation systems also benefited from eco-car subsidiaries in Japan. SANYO offers distinctive home appliances, the launch of GOPAN, a rice bread maker that uses rice grains, attracted high market acclaim.

Other

Sales in this segment totaled ¥1,197.7 billion, up 18% from ¥1,012.2 billion in the previous fiscal year.

In the factory automation (FA) business, the market witnessed a recovery in capital investment by electronic equipment manufacturers that benefited from growing demand for smart phones and tablet PCs. Against this backdrop, Panasonic released new models in its production modular NPM series that boast outstanding area productivity and took steps to expand sales of existing products. As a result, sales increased substantially in newly emerging markets including China, South America and Eastern Europe. Furthermore, Panasonic ramped up activities at its overseas production sites, commenced production of the NPM series at its China Plant and increased chip mounter production capacity at its Singapore Plant.

Sales by Business Segment

Business Segment	Sales (billions of yen)	Percentage vs. previous year	Percentage of total sales
Digital AVC Networks	3,304.0	97	33
Home Appliances	1,275.9	106	13
PEW and PanaHome	1,735.0	106	17
Components and Devices	926.3	99	9
SANYO	1,561.9	386	16
Other	1,197.7	118	12

Subtotal	10,000.8	116	100
Eliminations	(1,308.1)	—	—

Total	8,692.7	117	—

Sales breakdown
Domestic	4,514.3	113	52
Overseas	4,178.4	122	48

(Notes)	1.	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen. Percentages versus the previous year have been rounded to the nearest whole number.

	2.	The Company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 is reclassified to conform to the presentation for fiscal 2011.

	3.	SANYO and its consolidated subsidiaries became Panasonic consolidated subsidiaries in December 2009. As a result, SANYO’s year-on-year comparison is calculated by dividing by the cumulative total for the period from January 2010 to March 2010.

	4.	Sales of business segments include intersegment sales. Intersegment sales have been eliminated under “Eliminations.”

	5.	The main companies in each business segment are as follows:

(As of March 31, 2011)

Business Segment	Main Business Domain and Group Companies
Digital AVC Networks	AVC Networks Company, System Networks Company, Panasonic Mobile Communications Co., Ltd., Automotive Systems Company, Panasonic Healthcare Co., Ltd.

Home Appliances	Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome	Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices	Semiconductor Company, Panasonic Electronic Devices Co, Ltd., Energy Company

SANYO	SANYO Electric Co., Ltd.

Other	Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

Effective October 1, 2010, Panasonic Shikoku Electronics Co., Ltd. changed its company name to Panasonic Healthcare Co., Ltd.

(2) Research and Development

In addition to accelerating the development of mainstay products, the Panasonic Group reinforced its R&D activities in the new growth areas of energy and the environment as well as solutions and systems technologies.

Key development themes during the fiscal year were as follows:

(1)	Full HD 3D LCD TVs that Boast the Industry’s Fastest*[1] Scanning Speed to Deliver High Picture Quality

Reproducing full HD 3D images requires a display that can process massive volumes of information at over twice the speed of regular 2D image displays. This is because full HD images need to be displayed alternatively to the left and right eyes to create the 3D experience.

To tackle these challenges, Panasonic newly developed Advanced Pre-Charged Driving technology that achieves the fastest scanning rate in the industry of 2 ms. Moreover, the Company succeeded in thinning the liquid crystal layer while using a newly developed high-fluidity liquid crystal material. These initiatives helped in halving*2 response times.

Drawing on the fruits of its R&D activities, Panasonic has accordingly developed an IPS Alpha LCD panel to complement its lineup of PDPs. Both products minimize overlap of left and right images to produce natural 3D images with minimal crosstalk (double imaging).

(2)	World’s First*[3] Room Air Conditioner to Effectively Utilize Stored Exhaust Heat as Heating Energy

Utilizing its Ene Charge System to store exhaust heat released in the air by existing outdoor equipment in the newly developed heat storage unit, Panasonic has:

1)	enabled the use of this stored exhaust heat to maintain the temperature of hot air expended at the time of next room air conditioner use at approximately 50°C*[4], and

2)	achieved non-stop heating*[5] that facilitates the continuous blowing out of hot air during defrosting operations to remove frost from the outdoor heat exchanger.

In addition to preventing the consumption of excess electricity, these advances help improve comfort levels for users during heating.

(3)	Solar Cells with the World’s Highest*[6] Cell Conversion Efficiency of 21.6%

By optimizing the HIT joint region, the Panasonic Group (SANYO) has successfully raised cell conversion efficiency by 0.5%. At the same time, steps have been taken to design thinner tabs connecting each cell and to increase the number of tabs from two to three. Not only has this helped in reducing electricity loss but it has also enlarged the effective area to capture more sunlight.

These new developments have made it possible to generate a greater amount of electricity in areas with limited space, such as on the roof of a house, etc.

(4)

The Industry’s First*[7] Integrated System for the Control of Lighting, Freezer and Refrigeration Equipment Environments To date, the efficient control of store lighting, showcases and freezers at supermarkets, convenience and related outlets has been undertaken on an individual item basis. This has raised repeated calls for increased efficiency.

In response to these calls, Panasonic newly developed energy-saving solution technologies that cover the entire store. These technologies help automatically control store and showcase lighting, adjusting for external light and the time of day, as well as showcase temperatures.

The Company’s integrated control system has helped reduce electricity consumption for store-wide lighting, freezer and refrigeration equipment including showcases, as well as air conditioning by approximately 20%.

R&D expenditure totaled ¥527.8 billion in fiscal 2011 encompassing the aforementioned and other development themes.

(Notes)	1.	The time required to scan one frame of 3D video on an LCD TV. As of January 6, 2011; Source: Panasonic

	2.	Compared with the Company’s existing panel.

	3.	For home-use room air conditioner systems that achieve non-stop heating using the stored exhaust heat from compressors; Source: Panasonic

	4.	Temperature at the air outlet and the time required to start blowing hot air vary depending on the usage environment and operating conditions.

	5.	In instances where the volume of frost is substantial, or in situations where operations continue for 24 hours or longer, during which the filter cleaning robot is operating, heating is stopped.

	6.	As of December 3, 2010; Source: Panasonic. Calculated from module output and the total area of cells.

	7.	As of September 29, 2010.

(3) Capital Investment

During the fiscal year under review, Panasonic primarily implemented capital investment to increase production capacity in strategic business areas such as flat-panel TVs and batteries. Capital investment (excluding intangibles, on an accrual basis) totaled ¥403.8 billion.

Principal capital investments consisted of the panel production facilities of Panasonic Liquid Crystal Display Co., Ltd, in Himeji City, Hyogo Prefecture; and the solar cell and rechargeable battery production facilities of SANYO.

(4) Corporate Financing

Panasonic maintains a basic policy of financing all required funds from internal sources. It also practices efficient fund management through internal financing activities.

In addition, Panasonic Corporation issued unsecured straight bonds with a principal amount of ¥500.0 billion in March 2011 as a part of efforts to stabilize its financial position through the repayment of short-term interest-bearing liabilities. SANYO Electric Co., Ltd. redeemed unsecured straight bonds totaling ¥20.0 billion issued in June 2003, which fell due in June 2010.

(5) Environmental Activities

The Panasonic Group makes the “environment” central to all of its business activities with a firm attitude which allows for no exception and brings forth innovation in order to realize its vision looking to the 100th anniversary of the Company’s founding. In order to better evaluate and confirm the progress toward realizing is 100th anniversary vision, Panasonic has set indexes for becoming the No.1 Green Innovation Company in electronics industry.

They represent that the Company aims to be the industry No.1 in green indexes (contributions to reducing CO2 emissions as well as resource recycling; the size of its Energy Systems Business; and its percentage of sales offer No.1 eco-conscious products) taken as a whole, while always meeting global excellence indexes.

Furthermore, Panasonic formulated its environmental action plan, Green Plan 2018, to be implemented by each and every employee as a part of efforts to realize the Company’s vision. The Green Plan 2018 covers Panasonic’s environmental activities as a whole and consists of the following seven key items including the green indexes: (1) CO2 reduction; (2) resources recycling; (3) the effective use of water; (4) management of chemical substances; (5) biodiversity; (6) percentage of the sales for No.1 eco-conscious products; and (7) collaboration with stakeholders. With respect to its CO2 reduction endeavors, Panasonic will not only focus on production activities, but also the entire product lifecycle including product use. The Company aims to make net CO2 emissions peak by 2018 and decline thereafter. To tackle the issue of resource depletion, an imposing challenge on a par with global warming, Panasonic newly established resources recycling targets as an initiative that aims to promote the efficient use of limited resources. Guided by the basic policy approach of reducing total resources used while increasing recycled resources used, Panasonic pursues recycling-oriented manufacturing. The Panasonic Group is committed to realizing its vision by steadily implementing each of its Green Plan 2018 initiatives.

These environmental activities integrated with business activities will not lead to major innovation if Panasonic limits its action to within the Company only. We believe active two-way communication with various stakeholders including customers and business partner companies is indispensable in order to bring forth a wave of revolution. Panasonic is referring to this mutual communication as ‘eco ideas’ Relations (eR), and is going to work on a variety of activities represented by communication with stakeholders.

Panasonic takes the lead in the green revolution using its strengths closely linked with people’s lifestyles, and strives for contributing to the establishment of sustainable society.

*	Multiple key products with net sales of ¥10 trillion or more, operating profit to sales ratios of 10% or more, ROE of 10% or more and No. 1 global market shares.

(6) Challenges for Panasonic Group

Despite concerns surrounding the considerable impact of wide-ranging damage caused by the Great East Japan Earthquake, when looking at the global economy as a whole in fiscal 2012, Panasonic anticipates emerging countries will continue to experience high rates of growth while Europe and the United States witness moderate expansion.

Under these circumstances, Panasonic will continue to support areas affected by the earthquake while at the same time resolving supply chain issues as quickly as possible, accelerating restoration of business, and taking all necessary steps to address the risks that lie ahead. Through its core business activities, Panasonic will contribute actively to reconstruction efforts by promoting the increased use of such energy-saving products as LED lighting and other solutions that combine the need for energy creation, energy storage, and energy management.

In addition, Panasonic will reorganize its entire Group structure in fiscal 2012, including PEW and SANYO, which were recently converted to wholly-owned subsidiaries. In significantly reforming the Group’s overall operations, Panasonic will commence activities under a new business structure in January 2012 and work diligently to accelerate its growth strategy.

The basic concepts of its reorganization are: 1) to maximize value creation by strengthening points of contact and relationships with customers, 2) to realize a management structure that is distinguished by its speed and agility, and 3) to accelerate the activities of growth businesses by promoting a dramatic shift in resources. Guided by these concepts, Panasonic will focus on the following three business sectors on an individual business model basis.

1)	The consumer business field:

Two domain companies: AVC Networks, Heating / Refrigeration / Air Conditioning & Home Appliances, and one division: Global Consumer Marketing

2)	The components and devices business field:

Three domain companies: Automotive Systems, Components & Devices, and Energy Devices

3)	The solutions business field:

Four domain companies: Systems & Communications, Environment & Energy Solutions, Healthcare & Medical Solutions, and Factory Solutions

Under an organizational structure that comprises these nine domain companies and one division, Panasonic will pursue its growth strategy to stay competitive in a global markets.

Regarding the head office function, Panasonic will integrate the head offices of the Company, PEW and SANYO, and six corporate regional management divisions into the Global and Group head office. In this manner, Panasonic will pursue lean, speedy and global operations. The Company will also reorganize functional divisions in its efforts to ensure optimal globalization. As a part of this endeavor, the headquarters of manufacturing-related functions including procurement and logistics will be moved to Asia thereby enhancing global manufacturing capabilities.

Excluding certain regions and products, Panasonic will unify its corporate brands under the single Panasonic. Many of the sub-brand, product, and technology names will be used when considered necessary, taking into account of the Group’s overall strategy.

In line with its growth strategy, Panasonic will engage in activities that follow two core themes, acting decisively and welcoming change in fiscal 2012.

In acting decisively, Panasonic will direct its energies toward two key fields:

1)	Address emerging markets;

Panasonic aims to achieve sales of ¥615.0 billion in BRICs + V and MINTS + B (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia, and the Balkans). Especially in India, the Company will strive to increase sales through business development tailored to local markets. In this context, Panasonic will engage in a variety of activities aimed at expanding product line-ups, strengthening marketing capabilities, and establishing showrooms for B to B products.

2)	Growing areas:

Panasonic will accelerate market development in growth areas, focusing particularly on environment- and energy-related businesses in and outside Japan. With regards to its solar business, the Company will channel its attention toward supply during, the period of domestic recovery after the earthquake, while expanding new business models in Europe and the U.S., Panasonic will also expand the device and component businesses for smart phones.

To change, Panasonic will accelerate transformation by integrating its Group-wide innovation to the new Corporate Division for Group Management Innovation.

For example, Panasonic will ensure product development which focuses more on essentials while eliminating non-essentials based on its lifestyle research under the V-Products Subcommittee. In consumer electronics, the Company will endeavor to secure sales of competitive V-products in excess of ¥1.0 trillion, together with an overseas ratio of more than 60% in fiscal 2013. Panasonic will also strengthen energy-saving and recycling-oriented products under the Environmental Innovation Subcommittee in order to achieve a reduction in CO2 emissions from products on a scale equivalent to 48.3 million tons in fiscal 2013.

To reorganize its management structure, the Company will reduce fixed costs while generating cash under the Management Strengthening Subcommittee. The goals are to lower its break-even point by 4% in the next two years and secure a positive net cash position in fiscal 2013.

Although it is difficult to avoid the negative impact of the earthquake during the first half of the fiscal year, Panasonic will nevertheless try to offset the effects in fiscal 2012 by increasing sales in the global market and contributing to the reconstruction efforts for the entire nation. For fiscal 2013, the Company originally set targets for sales and the operating profit to sales ratio of ¥10.0 trillion and more than 5%, respectively, under its GT12 midterm management plan. Panasonic has subsequently revised its sales target to ¥9.4 trillion. This mainly reflects appreciation in the value of the yen and decisions made under the Transformation Project, which Panasonic implemented after formulating GT12. Panasonic will on the other hand continue to aim for an operating profit to sales ratio of more than 5% with operating profit of ¥500.0 billion, consistent with its original target.

Moving forward, Panasonic recognizes that by realizing its 100th anniversary vision of becoming the “No.1 Innovation Company in the Electronics Industry,” the Company will be better placed to help build a sustainable society and contribute directly to reconstruction efforts following the earthquake. In steadfastly implementing its growth strategy, Panasonic will fulfill the expectations of society.

Panasonic sincerely expresses its appreciation to all shareholders for their continued support.

(7) Financial Summary

Consolidated business results and financial condition

Fiscal Period	FY2008	FY2009	FY2010	FY2011
Net sales (billions of yen)	9,068.9	7,765.5	7,418.0	8,692.7
Income (loss) before income taxes (billions of yen)	435.0	(382.6)	(29.3)	178.8
Net income (loss) attributable to Panasonic Corporation (billions of yen)	281.9	(379.0)	(103.5)	74.0
Net income (loss) attributable to Panasonic Corporation common shareholders, basic per common share (yen)	132.90	(182.25)	(49.97)	35.75
Total assets (billions of yen)	7,443.6	6,403.3	8,358.1	7,822.9
Panasonic Corporation shareholders’ equity (billions of yen)	3,742.3	2,784.0	2,792.5	2,559.0
Panasonic Corporation shareholders’ equity per share (yen)	1,781.11	1,344.50	1,348.63	1,236.05

(Notes)	1.	Panasonic Corporation’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S.GAAP).

		The Company’s shareholders’ equity and shareholders’ equity per share are shown in conformity with U.S. GAAP.

	2.	Amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

	3.	Total assets increased by ¥2,046.1 billion in fiscal 2010 in accordance with SANYO and its subsidiaries becoming consolidated subsidiaries of the Company.

•

In fiscal 2008, sales increased, mainly in digital AV products and white goods. Sales of Victor Company of Japan, Ltd. and its consolidated subsidiaries were no longer included in Panasonic’s consolidated net sales from August 2007. As a result, overall sales were largely unchanged year on year. Regarding earnings, income before income taxes declined slightly due to the write-down of investment securities as well as impairment losses from fixed assets and other charges, in addition to the effects from rising prices for crude oil and other raw materials, and ever-intensified global price competition. This decrease came despite higher effective sales and progress with cost reduction efforts. Net income attributable to Panasonic Corporation rose as a result of a decrease in provision for income taxes and other factors.

•

In fiscal 2009, sales decreased, mainly due to a rapid downturn in global demand and a sharp appreciation of the yen. Regarding earnings, Panasonic pushed forward with cost reduction efforts including materials costs and fixed costs, but still recorded a loss before income taxes and net loss attributable to Panasonic Corporation due mainly to the sharp sales declines, rising prices for crude oil and other raw materials, and ever-intensified global price competition, in addition to business restructuring expenses and a write-down of holding investment securities.

•

In fiscal 2010, consolidated net sales, which included contributions from SANYO and its consolidated subsidiaries for the three-month period from January to March 2010, declined due mainly to the simultaneous downturn across global economies. Regarding earnings, the Company incurred a pre-tax loss and net loss attributable to Panasonic Corporation, despite efforts to strengthen the Company’s management structure, which included the streamlining of materials costs and reduction of fixed costs. This was mainly the result of a decline in sales and business restructuring expenses including expenses associated with the implementation of early retirement programs.

•	Details of operations for fiscal 2011 (the latest fiscal period) are as described in the preceding pages under “(1) Progress and Results during the Period.”

Parent-alone business results and financial condition

Fiscal Period	FY2008	FY2009	FY2010	FY2011
Net sales (billions of yen)	4,862.2	4,249.2	3,926.6	4,143.0
Recurring profit (billions of yen)	211.1	117.1	46.7	146.4
Net income (loss) (billions of yen)	100.3	(56.3)	(124.9)	(49.9)
Net income (loss) per share (yen)	47.29	(27.11)	(60.34)	(24.08)
Total assets (billions of yen)	4,604.4	4,442.3	4,565.3	5,065.4
Net assets (billions of yen)	2,473.9	2,133.5	2,038.3	1,943.3
Net assets per share (yen)	1,177.42	1,030.38	984.40	938.66

(Note)	Amounts less than one-tenth of a billion yen are rounded to the nearest one-tenth of a billion yen.

•

In fiscal 2008, revenue increased due to strong sales, particularly of digital AV products. Regarding earnings, despite a decline in prices, recurring profit also rose, due to an increase in dividend income. In addition, the Company posted such extraordinary losses as impairment losses and losses on the valuation of securities in affiliated companies, but net income still increased, mainly as a result of a decline in corporate tax.

•

In fiscal 2009, Panasonic recorded a substantial decrease in sales due to softer worldwide consumption. Regarding earnings, recurring profit decreased due to the lower sales, escalating price competition and other factors, even though dividend income increased. Net income was also down, as the result of extraordinary losses such as losses on the valuation of securities in affiliated companies and higher deferred income taxes.

•

In fiscal 2010, Panasonic recorded lower sales, mainly in the Components and Devices segment. Regarding earnings, Panasonic recorded higher operating profit due to reductions in fixed costs and other factors, despite the drop in net sales. However, the Company posted lower recurring profit because of a drop in dividend income and other factors. Furthermore, the Company posted a net loss due to the booking of non-recurring losses such as a loss on devaluation of stock in affiliates.

•

In fiscal 2011, Panasonic recorded an increase in sales as domestic and export activity was firm. Regarding earnings, recurring profit climbed substantially due mainly to profit growth thanks to higher sales as well as the decrease in non-operating expenses. While Panasonic recorded a net loss due to the booking of such non-recurring losses as the loss on devaluation of stock in affiliates, results were significantly improved compared with fiscal 2010.

(8) Principal Business

The Company’s main products and services by business segment are as follows:

(as of March 31, 2011)

Business Segment	Main products and services

Digital AVC Networks	Plasma and LCD TVs, Blu-ray Disc and DVD recorders, camcorders, digital cameras, personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electrooptic devices, PCs, optical disc drives, multi-function printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, healthcare equipment, etc.

Home Appliances	Refrigerators, room air conditioners, washing machines and clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, electric lamps, ventilation and air-conditioning equipment, compressors, vending machines, electric motors, etc.

PEW and PanaHome	Lighting fixtures, wiring devices, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

Components and Devices	Semiconductors, general components (capacitors, tuners, circuit boards, power supplies, circuit components, electromechanical components, speakers, etc.), batteries, etc.

SANYO	Solar photovoltaic systems, lithium-ion batteries, optical pickups, capacitors, digital cameras, LCD TVs, projectors, showcases, commercial air conditioners, room air conditioners, compressors, medical information systems, Biomedical Equipment, washing machines, refrigerators, car navigation systems, etc.

Other	Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

(9) Major Business Sites of the Panasonic Group

1) Major business sites of the Company	(as of March 31, 2011)

Name	Location in Japan
Corporate head office	Kadoma

Corporate branch office
External Affairs Division	Tokyo

Research and development divisions
Tokyo R&D Center	Yokohama
Advanced Technology Research Laboratories	Kyoto
Digital Network Development Center	Kadoma
Advanced Devices Development Center	Moriguchi
Strategic Semiconductor Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Corporate Marketing Division for Digital AVC Products	Tokyo
Corporate Marketing Division for Wellness Products	Tokyo
Corporate Industrial Marketing & Sales Division	Tokyo

Overseas management divisions
Corporate Regional Management Divisions	Osaka
(North America, Latin America, Europe, CIS, the Middle East and Africa, Asia and Oceania, China and Northeast Asia)
Trading Company	Osaka

Production divisions
AVC Networks Company	Kadoma
Automotive Systems Company	Yokohama
System Networks Company	Tokyo
Home Appliances Company	Kusatsu
Lighting Company	Takatsuki
Semiconductor Company	Nagaokakyo
Energy Company	Moriguchi

(Notes)	1.	Each location is a main office, headquarters or division.

	2.	On April 1, 2011, the System Networks Company was renamed the System Communications Company.

2) Principal domestic subsidiaries	(as of March 31, 2011)

Name	Capital stock (millions of yen)	% of voting interests	Principal businesses	Locations in Japan
SANYO Electric Co., Ltd.	322,242	81.3	Manufacture and sale of Solar photovoltaic systems, rechargeable batteries, electronic devices, commercial equipment, AV equipment, home appliances, etc.	Moriguchi

Panasonic Electric Works Co., Ltd.	148,513	84.4	Manufacture and sale of lighting products, information equipment, home appliances, building products, electronic materials, and automation controls	Kadoma

Panasonic Liquid Crystal Display Co., Ltd.	50,225	92.0	Manufacture and sale of LCD panels	Himeji

Panasonic Plasma Display Co., Ltd.	35,600	75.0	Manufacture and sale of plasma TVs and TV modules	Ibaraki

Panasonic System Networks Co., Ltd.	29,845	100.0	Manufacture and sale of surveillance and security cameras, settlement and verification terminals, IP-related equipment, etc.	Fukuoka

PanaHome Corporation	28,375	54.5*	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization, and home remodeling businesses	Toyonaka

Panasonic Electronic Devices Co., Ltd.	23,012	100.0	Manufacture and sale of electric and electric equipment, electronic components, electronic materials, electronic machinery and instruments	Kadoma

Panasonic Mobile Communications Co., Ltd.	22,856	100.0	Manufacture and sale of mobile communications and network-related equipment	Yokohama

Panasonic Factory Solutions Co., Ltd.	15,000	100.0	Manufacture and sale of production systems, including circuit manufacturing and parts mounting equipment and systems	Kadoma

Panasonic Ecology Systems Co., Ltd.	12,092	100.0	Manufacture and sale of environment- related equipment and systems	Kasugai

Panasonic Healthcare Co., Ltd.	7,907	100.0	Manufacture and sale of healthcare equipment	Tohon

(Notes)	1.	Percentages with an asterisk (*) include indirect voting interests.

	2.	Panasonic conducted tender offers and acquired shares of consolidated subsidiaries Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. during the fiscal year under review. As a result, Panasonic’s ratio of voting rights in each company has increased.

	3.	On June 30, 2010, Panasonic acquired a majority of the shares of IPS Alpha Support Co., Ltd., which held shares in IPS Alpha Technology, Ltd., from Hitachi Displays, Ltd. Furthermore, on October 1, 2010, IPS Alpha Technology, Ltd. took over IPS Alpha Technology, Himeji, Ltd. and IPS Alpha Support Co., Ltd. IPS Alpha Technology, Ltd. was then renamed Panasonic Liquid Crystal Display Co., Ltd. As a result of the aforementioned, Panasonic’s ratio of voting rights in Panasonic Liquid Crystal Display Co., Ltd. has increased.

	4.	On October 1, 2010, Panasonic’s consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. was renamed Panasonic Healthcare Co., Ltd.

3) Principal overseas subsidiaries	(as of March 31, 2011)
(all currency amounts: millions)

Name	Capital stock		% of voting interests	Principal businesses	Locations
Panasonic Corporation of North America	US$	537.0	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions	U.S.

Panasonic Europe Ltd.	Stg£	199.9	100.0	Regional headquarters and R&D functions	U.K.

Panasonic AVC Networks Czech s.r.o.	Czk	2,700.0	100.0*	Manufacture and sale of plasma and LCD TVs, etc.	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	Singapore $	45.5	100.0*	Sale of various electric and electronic products, with regional headquarters functions	Singapore

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore $	196.8	100.0*	Manufacture and sale of plasma TVs, audio equipment, etc.	Singapore

Panasonic Systems Networks Philippines Corporation	Philippine peso	500.0	100.0*	Manufacture and sale of optical disc drives and related equipment	Philippines

Panasonic Taiwan Co., Ltd.	NT$	3,422.2	69.8	Manufacture and sale of various electric and electronic products	Taiwan

Panasonic Corporation of China	RMB	7,742.4	100.0	Sale of various electric and electronic products, with regional headquarters functions	China

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8*	Manufacture and sale of air conditioner- related products	China

(Note)	Percentages with an asterisk (*) include indirect voting interests.

(10) Employees

(as of March 31, 2011)

Business segment	Number of employees
Digital AVC Networks	89,219
Home Appliances	46,683
PEW and PanaHome	61,543
Components and Devices	59,132
SANYO	92,675
Other	15,263
Corporate	2,422

Total	366,937

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees has decreased by 17,649 persons from the end of the preceding fiscal period.

	3.	Of the total above, the number of employees at the parent company was as follows:

Number of employees	Average age	Average tenure (years)
41,154	44.6	22.9

(11) Sale of Businesses, etc.

The primary transactions during the period under review were as follows:

1.	On October 1, 2010, IPS Alpha Technology, Ltd., a Panasonic consolidated subsidiary, took over IPS Alpha Technology,
Himeji, Ltd. and IPS Alpha Support Co., Ltd. IPS Alpha Technology, Ltd. was then renamed Panasonic Liquid Crystal
Display Co., Ltd.

2.	Panasonic conducted tender offers to acquire the shares of subsidiary companies, Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd., as part of efforts to convert both companies into wholly owned subsidiaries. On April 1, 2011, Panasonic acquired all of the shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd., with an exchange of shares. As a result, both companies became wholly owned subsidiaries.

(12) Other

Panasonic agreed to pay fines relating to certain anticompetitive activities undertaken by its household refrigerator compressor business unit with the United States Justice Department and Canada Competition Bureau in September 2010 and October 2010, respectively. Panasonic takes this matter with the utmost seriousness and will make every effort to build a corporate culture that focuses increasingly on compliance while implementing thoroughgoing countermeasures to prevent recurrence.

2. Stock Information (as of March 31, 2011)

(1) Number of shares authorized to be issued:	4,950,000,000

(2) Number of shares issued:	2,453,053,497

(3) Number of shareholders:	364,618

(4) Major shareholders (Top 10):

Name	Share ownership (in thousands of shares)	% of total issued shares
The Master Trust Bank of Japan, Ltd. (trust account)	116,892	5.64
Japan Trustee Services Bank, Ltd. (trust account)	108,189	5.22
Moxley & Co.	78,609	3.79
Nippon Life Insurance Company	67,000	3.23
Sumitomo Mitsui Banking Corporation	57,024	2.75
Panasonic Corporation Employee Shareholding Association	43,446	2.09
SSBT OD05 Omnibus Account-Treaty Clients	39,700	1.91
Sumitomo Life Insurance Co.	37,408	1.80
State Street Bank and Trust Co.	33,117	1.59
Mitsui Sumitomo Insurance Co., Ltd.	30,105	1.45

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.

	2.	Percentage of total issued shares is calculated excluding the Company’s own shares (382,760,101).

	3.	The English names of Japanese shareholders above are based on the General Shareholders Notification notified by Japan Securities Depository Center, Inc.

3. Panasonic Directors, Corporate Auditors, etc.

(1)	Directors, Corporate Auditors, etc.

(Titles and responsibilities are all as of March 31, 2011)

Title	Name	Major responsibility
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto*	In charge of Domestic Consumer Marketing, Domestic Customer Satisfaction, and Design

	Takahiro Mori	In charge of Corporate Planning; In charge of Corporate Division for Promoting Systems & Equipment Business and Electrical Supplies Sales, Project Sales and Building Products Sales

	Yasuo Katsura*	Representative in Tokyo; In charge of External Affairs Division

Senior Managing Directors	Hitoshi Otsuki*	In charge of Overseas Operations

	Ken Morita*	President, AVC Networks Company

	Ikusaburo Kashima*	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, and Corporate International Affairs

	Junji Nomura*	In charge of Technology and Corporate Division for Promoting Energy Solutions Business

Managing Directors	Yoshihiko Yamada*	In charge of Industrial Sales

	Kazunori Takami*	President, Home Appliances Company; In charge of Lighting Company

	Makoto Uenoyama*	In charge of Accounting and Finance; In charge of Information Systems

	Masatoshi Harada*	In charge of Personnel and General Affairs

Directors	Ikuo Uno

Masayuki Oku

	Masashi Makino*	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs

	Takashi Toyama*	President, System Networks Company; President, Panasonic System Networks Co., Ltd.

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kenichi Hamada

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Ikuo Uno and Masayuki Oku are outside directors pursuant to the provisions of Article 2, Paragraph 15 of the Company Law of Japan and have been registered as independent directors in accordance with stock exchange rules.

	3.	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors pursuant to the provisions of Article 2, Paragraph 16 of the Company Law of Japan and have been registered as independent corporate auditors in accordance with stock exchange rules.

	4.	Senior Corporate Auditor Kenichi Hamada has a thorough knowledge of finance and accounting, including experience serving as Executive Vice President in charge of Accounting at Panasonic subsidiary Panasonic Communications Co., Ltd. (now Panasonic System Networks Co., Ltd.)

	5.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System.

	6.	Changes in Directors and Corporate Auditors during fiscal 2011:

(1) Appointments:

•      On April 1, 2010, Yasuo Katsura assumed the office of Executive Vice President, while Ikusaburo Kashima and Junji Nomura assumed the office of Senior Managing Director.

•      At the 103rd Ordinary General Meeting of Shareholders held on June 25, 2010, Yoshihiko Yamada and Takashi Toyama were newly elected as Directors.

• At a Board of Directors’ meeting held on the same day, Yoshihiko Yamada was elected as a Managing Director.

(2) Retirements

• At the conclusion of the 103rd Ordinary General Meeting of Shareholders held on June 25, 2010, Koshi Kitadai retired as a Director upon expiration of his term.

7. Major responsibility or title of Directors as representatives of other corporations or organizations

Title	Name	Name of Corporation or Organization	Details
Directors	Kunio Nakamura	Tokyo FM Broadcasting Co., Ltd.	Outside Director

	Masayuki Matsushita	PHP Institute Inc.	Chairman and President
		The Konosuke Matsushita Memorial Foundation	President
		Matsushita Real Estate Co., Ltd.	President
		New Otani Co., Ltd.	Outside Director
		Hotel Okura Co., Ltd.	Outside Director

	Yasuo Katsura	BS-TBS, INC.	Outside Director

	Ken Morita	Panasonic Katano Co., Ltd.	President
		Panasonic Kibi Co., Ltd.	President

	Ikusaburo Kashima	KOITO MANUFACTURING CO., LTD.	Outside Director

	Masatoshi Harada	Panasonic Corporate Pension Fund	President
		Panasonic Health Insurance Organization	President

	Takashi Toyama	BS Nippon Corporation	Outside Director

	Masaharu Matsushita	THE ROYAL HOTEL LIMITED	Outside Director

Details of other responsibilities and duties held by outside directors and outside corporate auditors can be found in (3) Outside Directors and Corporate Auditors.

8. Directors, Corporate Auditors, and Executive Officers

    (1) Directors and Corporate Auditors

(Titles and responsibilities are all as of April 1, 2011)

Title	Name	Major responsibility

Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Toshihiro Sakamoto*	In charge of Domestic Consumer Marketing, Domestic Customer Satisfaction, and Design

	Takahiro Mori	In charge of Corporate Planning; In charge of Corporate Division for Promoting Systems & Equipment Business and Electrical Supplies Sales, Project Sales and Building Products Sales

	Yasuo Katsura	Representative in Tokyo.

Senior Managing Directors	Hitoshi Otsuki*

	Ken Morita*	In charge of Manufacturing Innovation; Facility Management; Quality Administration; FF Customer Support & Management; Environmental Affairs; Motor Business Administration Office

	Ikusaburo Kashima*	In charge of Legal Affairs, Intellectual Property; Corporate Risk Management, Corporate Information Security, Corporate Business Ethics; Corporate International Affairs

	Junji Nomura*	In charge of Corporate Division for Promoting Energy Solutions Business

	Yoshihiko Yamada*	In charge of Industrial Sales

Managing Directors	Kazunori Takami*	President, Home Appliances Company

	Makoto Uenoyama*	In charge of Accounting and Finance

	Masatoshi Harada*	Representative in Kansai

	Takashi Toyama*	President, Systems & Communications Company; President, Panasonic System Networks Co., Ltd.

Directors	Ikuo Uno

Masayuki Oku

Masashi Makino*

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kenichi Hamada

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Note)	Those with the title of Senior Managing Director or above are Representative Directors. In addition, directors whose names are marked with an asterisk concurrently hold the position of executive officer under Panasonic’s Group-Wide Executive Officer system.

    (2) Executive Officers

(Titles and responsibilities are all as of April 1, 2011)

Title	Name	Major responsibility

Senior Managing Executive Officers	Shusaku Nagae	In charge of Lighting Company; Panasonic Ecology Systems Co., Ltd. President, Panasonic Electric Works Co., Ltd.

	Seiichiro Sano	President, SANYO Electric Co., Ltd.

	Kazuhiro Tsuga	President, AVC Networks Company

	Yoshiiku Miyata	In charge of Overseas Operations

Managing Executive Officers	Takumi Kajisha	In charge of Corporate Communications, Corporate Advertising

	Yutaka Takehana	Director, Corporate Division for Government & Public Affairs

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Masaaki Fujita	In charge of Global Procurement, Global Logistics and Trading Company

	Yoshihisa Fukushima	In charge of Intellectual Property

	Hideaki Kawai	General Manager, Corporate Planning Group

	Yoshiyuki Miyabe	In charge of Technology

	Laurent Abadie	Director, Corporate Management Division for Europe; Chairman & CEO, Panasonic Europe Ltd.; Managing Director, Panasonic Marketing Europe GmbH

	Yorihisa Shiokawa	Director, Corporate Management Division for Asia and Oceania; Managing Director, Panasonic Asia Pacific Pte. Ltd.

	Yoshiaki Nakagawa	In charge of Personnel and General Affairs

Executive Officers	Joseph Taylor	Director, Corporate Management Division for North America; Chairman & CEO, Panasonic Corporation of North America

	Jun Ishii	In charge of New Business Promotion; President, Panasonic Consumer Marketing Co., Ltd.; In charge of Corporate CS Division

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia; Chairman, Panasonic Corporation of China

	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa

	Takeshi Uenoyama	In charge of Device Technology

	Shiro Nishiguchi	Director, Digital AVC Products Marketing Division, Consumer Products Marketing

	Yoshio Ito	Senior Vice President, Director, Display Devices Business Group, AVC Networks Company

	Hidetoshi Osawa	Director, Corporate Communications Division

	Mamoru Yoshida	Senior Vice President, Director, Display Network Products Business Group, AVC Networks Company

	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division; In charge of Advanced Production Systems Development Company

	Nobuharu Akamine	Senior Vice President, Systems & Communications Company; Executive Senior Vice President, Panasonic System Networks Co., Ltd.

	Kuniaki Okahara	Director, Corporate Engineering Quality Administration Division; In charge of Corporate FF Customer Support & Management Division

	Yukio Nakashima	Director, Home Appliances and Wellness Products Marketing Division, Consumer Products Marketing

	Kuniaki Matsukage	President, Lighting Company Senior Managing Director; Director of Lighting Manufacturing Business Unit, Senior Managing Director, Panasonic Electric Works Co., Ltd.

	Masato Ito	President, Energy Company Senior Vice President; Head of the Energy Devices Company, SANYO Electric Co., Ltd.

	Yasutomo Fukui	In charge of Information Systems

	Katsuhiko Fujiwara	Senior Vice President, In charge of Air Conditioner and Cold-Chain businesses, Home Appliances Company

	Masahisa Shibata	President, Automotive Systems Company

	Toshiyuki Takagi	Senior Vice President, Director, Network Systems Business Group, AVC Networks Company

	Shiro Kitajima	COO, Panasonic Corporation of North America; President, Panasonic Consumer Electronics Company

	Machiko Miyai	Director, Corporate Environmental Affairs Division

(2)	Remuneration for Directors and Corporate Auditors

1.	Remuneration Policy

The maximum total amounts of remuneration for Directors and Corporate Auditors of Panasonic are determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by Panasonic’s Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

The amounts of the remuneration and bonuses of Directors will be linked to individual performance based on CCM*, sales and CO2 emissions (an environmental management indicator). By implementing this performance evaluation criteria based on shareholder interests, Panasonic intends to promote continuous growth and enhance profitability on a long-term basis for the Panasonic Group as a whole.

*	CCM is an indicator created by Panasonic to evaluate return on capital.

2.	Amounts of Remuneration for Directors and Corporate Auditors

Classification	Number of Persons	Amounts (millions of yen)	Details
Directors	20	999	The maximum total amount of remuneration for Directors is ¥1,500 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)
Corporate Auditors	5	109	The maximum total amount of remuneration for Corporate Auditors is ¥140 million. (This amount was determined at the 100th Ordinary General Meeting of Shareholders held on June 27, 2007.)

Total	25	1,108

(Notes)	1.	A director who retired at the conclusion of the 103rd Ordinary General Meeting of Shareholders held on June 25, 2010 is included in the above figures for Number of Persons and Amounts. There were no retirement benefits payable to this director due to the ratification by shareholders of a resolution abolishing the Company’s retirement benefit system at the 99th Ordinary General Meeting of Shareholders held on June 28, 2006.

	2.	The total amount of remuneration paid to two Outside Directors and three Outside Corporate Auditors was ¥70 million. This amount has been included in the above total remuneration amount.

	3.	Amounts less than one million yen have been rounded to the nearest million yen.

(3)	Outside Directors and Corporate Auditors

1. Major responsibility or status as representatives of other corporations or organizations

(As of March 31, 2011)

Position	Name	Name of Corporation or Organization	Details
Outside Directors	Ikuo Uno	Nippon Life Insurance Company	Chairman
		Hotel Okura Co., Ltd. FUJI KYUKO Co., Ltd.	Outside Director Outside Director

		Odakyu Electric Railway Co., Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc. Tohoku Electric Power Co., Inc. West Japan Railway Company	Outside Corporate Auditor Outside Corporate Auditor Outside Corporate Auditor Outside Corporate Auditor Outside Corporate Auditor

	Masayuki Oku	Japanese Bankers Association Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc. Nankai Electric Railway Co., Ltd.	Chairman President and CEO Chairman Outside Corporate Auditor

Outside Corporate Auditors	Ikuo Hata	Oh-ebashi LPC & Partners	Attorney at Law

	Hiroyuki Takahashi	Shinsei Bank, Limited	Outside Director
		Kyowa Hakko Kirin Co., Ltd.	Outside Corporate Auditor

(Notes)	1.	Nippon Life Insurance Company and Sumitomo Mitsui Banking Corporation are major shareholders of Panasonic, but do not have any other noteworthy relationships with the Company.

	2.	There are no noteworthy relationships between the Company and other corporations and organizations apart from Nippon Life Insurance Company and Sumitomo Mitsui Banking Corporation.

2. Major activities during fiscal 2011

Position	Name	Activities
Outside Directors	Ikuo Uno	Attended 11 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

	Masayuki Oku	Attended 9 out of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Outside Corporate Auditors	Yasuo Yoshino

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Ikuo Hata

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Hiroyuki Takahashi

Attended all of the 12 regular meetings of the Board of Directors and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks grounded on his outside experience and expertise.

Panasonic agreed to pay fines relating to certain anticompetitive activities undertaken by its household refrigerator compressor business unit with the United States Justice Department and Canada Competition Bureau in September 2010 and October 2010, respectively. While the Company’s outside directors (excluding Masayuki Oku, who assumed his position as an outside director after the incident occurred) and outside corporate auditors were not aware of the respective breaches until each indiscretion was uncovered, steps were taken from a compliance perspective by organizations throughout the Company including the Board of Directors to promote business activities that did not contravene statutory laws, rules and regulations. Following this incident, Panasonic undertook to confirm the content and details of its activities aimed at preventing a recurrence.

3. Outline of contracts for limitation of liability

The Company has entered into contracts with all Outside Directors and Outside Corporate Auditors (collectively “Outside Directors, Etc.”) to the effect that, if such Outside Directors, Etc. act in good faith and are not grossly negligent in performing their duties, the liability of the Outside Directors, Etc. under Article 423, Paragraph 1 of the Company Law of Japan shall be limited to the minimum liability amount specified in Article 425, Paragraph 1 of the Company Law of Japan.

4. Accounting Auditors

(1) Name of accounting auditors

KPMG AZSA LLC

Note: KPMG AZSA & Co. was renamed KPMG AZSA LLC due to a change in its classification as an auditing firm on July 1, 2010.

(2) Remuneration, etc. paid to accounting auditors for the fiscal year under review

Classification	Details	Amounts (in millions of yen)
(1)	Amount of remuneration	661
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	2,607

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Company Law of Japan and remuneration for audits based on the Financial Instruments and Exchange Act. For this reason, the figure for the amounts of (1) in the above table includes the aggregate sum of these amounts.

	2.	The Company and certain of its subsidiaries make payments to accounting auditors for the due diligence undertaken with respect to the conversion of companies to wholly-owned subsidiaries and other services, which are not covered by Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

	3.	The financial statements and supplementary data of Panasonic Electric Works Co., Ltd., PanaHome Corporation, and overseas and other subsidiaries are audited by accounting auditors other than KPMG AZSA LLC.

(3) Policy regarding decision to dismiss or not reappoint the accounting auditor

In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Corporate Auditors may dismiss the accounting auditor with the approval of all Corporate Auditors.

In addition, in the event that appropriate audit by the accounting auditor is not expected for any reason, the Directors of the Company, with the approval of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors, may submit a proposal to the General Meeting of Shareholders to dismiss or not reappoint the accounting auditor.

5. Systems and Policies of the Company

(1)	Systems for Ensuring the Properness of the Company’s Operations

The Company’s Board of Directors has determined the Company’s basic policy regarding the development of internal control systems, as outlined below. It was decided at the Board of Directors’ meeting held on July 29, 2010 that this basic policy should be retained.

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company shall ensure legitimacy of the execution of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

2)	System for retention and management of information on the execution of duties by Directors

The Company shall retain and manage information on the execution of duties by Directors in accordance with laws and ordinances and the internal regulations of the Company.

3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company shall ensure efficiency of the execution of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring legitimacy of the execution of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s policy regarding compliance. The Company shall also ensure legitimacy of the execution of duties by employees by developing effective monitoring systems.

6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independence of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

8)	System for ensuring efficient execution of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the audit plan established by Corporate Auditors each year.

9)	System for ensuring the properness of operations of Panasonic’s Group companies

The Company shall ensure that group companies follow the management policy and management philosophy of the Company and the basic policy in 1) through 8) above in order to ensure the proper execution of businesses for the Panasonic Group as a whole, while at the same time respecting the group companies’ autonomous management.

Status of development

1)	System for ensuring legitimacy of the execution of duties by Directors

The Company established internal regulations such as the Panasonic Code of Conduct, which provides specific guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. The Company also has a management committee and a non-statutory full-time senior auditor at each internal division company corresponding to the Board of Directors and the Corporate Auditors at the Company, respectively.

2)	System for retention and management of information on the execution of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the Secretariat of the Board of Directors. The records of final decisions by the President are also retained permanently by the department in charge.

3)	Regulations and other systems for risk management

Based on Basic Risk Management Regulations, the Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

4)	System for ensuring efficiency of the execution of duties by Directors

The Company expedites decision-making through the Group Management Committee, the operation of the approval procedures of material matters, clear separation of roles for Directors and Executive Officers, the bold transfer of authority to each business domain company, and the implementation of an IT system that ensures the rapid and accurate collection and transmission of vital management information. Also, the Company established the mid-term management plan, the business plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of financial settlement of monthly accounts.

5)	System for ensuring legitimacy of the execution of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing operational and internal control audits, operating a whistle-blower hotline and other measures, as well as establishing internal rules such as the Panasonic Code of Conduct and various activities including the operations of the corporate compliance committee.

6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independence of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors or at other important meetings by requesting Corporate Auditors to attend, as necessary. The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time senior auditor at each business domain company who assists Corporate Auditors in auditing compliance status. The Company also established and operates the Panasonic Group Auditor Meetings chaired by the Company’s Senior Corporate Auditors in order to enhance collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditors of internal division companies and the Corporate Auditors of the Company’s subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the internal auditing group’s reports to Corporate Auditors at appropriate times.

9)	System for ensuring properness of business of the Company’s group

The Company established the Panasonic Code of Conduct, and it also exercises the rights of shareholders of groupcompanies and dispatches Directors and Corporate Auditors to group companies. In addition, the Company established approval procedures for final decisions on material matters, and established function-related regulations across the group. Moreover, the internal auditing group conducts periodic audits on the Company’s business and internal control audits. Steps are also taken to share business goals through the announcement of management policies and the distribution of appropriate information by internal notices. In addition, the Company oversees the activities of publicly listed subsidiaries to ensure that they engage in the appropriate implementation and management of their business activities.

        Furthermore, the framework described above ensures that operations are proper, enabling the Panasonic Group to establish the internal controls necessary for financial reporting based on the Sarbanes-Oxley Act and Financial Instruments and Exchange Act.

(Note) “Group companies” means subsidiaries as stipulated in the Company Law of Japan.

(2) Policy on Control of Panasonic Corporation

1.	Basic Policy

Since its foundation, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the wellbeing of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company that contributes to solving global environment issues, Panasonic will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Panasonic has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is a possibility that such Large-scale Purchaser may not provide shareholders to make appropriate decisions. There is also concern that any Large-scale Purchase may damage corporate value and shareholder interest. In this event, the Company may take countermeasures in order to protect the interests of all shareholders.

2.	Measures to Realize Basic Policy

1) Specific Measures to Realize Basic Policy

In engaging in activities that help enrich people’s lives, Panasonic aims to become a company that is capable of taking the lead in solving global environment issues, the world’s common challenge. Leading up to its 100th anniversary in 2018, Panasonic has set a vision of becoming the No. 1 Green Innovation Company in the Electronics Industry. In this context, Panasonic has positioned its three-year midterm management plan, Green Transformation 2012 (GT12), as a first step along this path. Under the guidance of this plan, the Company will closely integrate its environment contribution with business growth as highlighted by the two central themes of the plan: “Paradigm shift for growth” and “Laying a foundation to be a green innovation company.” From a paradigm shift to growth perspective, Panasonic is working diligently to shift its activities from (1) existing businesses to new businesses including energy; (2) Japan-oriented to globally-oriented, and (3) individual product-oriented to solutions and systems business-oriented. The Company will adopt bold and unconventional measures over the three years of the plan in its efforts to become a group filled with strong growth potential. In completing the conversion of Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) to wholly-owned subsidiaries in April 2011, followed by ongoing Group-wide business and organization restructuring, Panasonic will accelerate these initiatives under the plan.

2) Measures Based on the Basic Policy to Prevent Control by Inappropriate Parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. The ESV Plan has been approved at every Board of Directors meeting held in April since then. On May 7, 2010, the Board of Directors resolved to continue the ESV Plan. The Board of Directors’ meeting to be held in April 2011 is scheduled to decide on whether to continue the ESV Plan again.

With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provide sufficient information, such as its outline, purposes and conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors and any other information needed to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser regarding purchase conditions or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, the Company’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of share splits, issuance of stock acquisition rights (including allotment of share options without contribution) or any other measures that the Board of Directors is permitted to take under the Company Law of Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to the Company.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respect the opinions of Outside Directors and statutory corporate auditors.

When invoking the aforementioned countermeasures, if the Company’s Board of Directors decides that it is appropriate to confirm the will of shareholders from the perspective of the interest of all shareholders, a general meeting of shareholders will be held. If the Company’s Board of Directors decides to hold a general meeting of shareholders, it will give notice to that effect as well as the reasons for such a meeting at that time.

The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights to shareholders, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights, as well as the conditions that allow the Company to acquire share options by swapping Company stock with a party other than the Large-scale Purchaser, in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser.

The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. The Company does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights. However, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instrument exchange regulations.

The term of office for all Directors is one year, and Directors are elected at the Ordinary General Meeting of Shareholders held in June every year. The Company’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted in the interests of all shareholders.

3) Evaluation of Measures by the Board of Directors and Rationale for Evaluation

Panasonic’s mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner. The ESV Plan was formulated from the perspective of protecting shareholder value, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposed Large-scale Purchase, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures, in accordance with 1. Basic Policy, are intended to protect the interests of all the Company’s shareholders.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its foundation, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. In accordance with this basic stance, the Company has implemented a proactive and comprehensive profit return to shareholders. From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income attributable to Panasonic Corporation. Regarding share buybacks, the Company is fundamentally repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the Company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

In fiscal 2011, for the first year of the midterm management plan, GT12, Panasonic returned to profitability taking a significant step toward business restructuring, making PEW and SANYO its wholly-owned subsidiaries. Regarding the dividends for fiscal 2011, considering the requirement for further stabilization of its financial position to support these reforms and the above policy for profit return to shareholders, Panasonic paid an interim dividend of ¥5 per share on November 30, 2010 and plans to pay a year-end dividend of ¥5 per share, making an annual cash dividend of ¥10 per share. In fiscal 2011, the Company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although, Panasonic expects severe business conditions to continue due largely to persistent uncertainty surrounding the global economic environment and the impacts of the Great East Japan Earthquake, the Company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

The Company’s Board of Directors resolved to continue the Enhancement of Shareholder Value (ESV) Plan at a meeting held on April 28, 2011.

Please refer to the Company’s homepage (URL http://panasonic.co.jp/corp/news/official.data/data.dir/en110428-6/en110428-6-1.pdf) for details.

Consolidated Financial Statements of the Company

The consolidated balance sheet, statement of income, and statement of equity of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. Generally Accepted Accounting Principles.

Consolidated Balance Sheet

March 31, 2011 (in millions of yen)
Assets

Current assets	3,489,849

Cash and cash equivalents	974,826
Time deposits	69,897
Trade notes receivable	78,979
Trade accounts receivable	1,001,982
Allowance for doubtful receivables	(21,860)
Inventories	896,424
Other current assets	489,601

Investments and advances	569,651

Property, plant and equipment	1,883,309

Land	381,840
Buildings	1,771,178
Machinery and equipment	2,290,760
Construction in progress	96,489
Accumulated depreciation	(2,656,958)

Other assets	1,880,061

Total assets	7,822,870

March 31, 2011 (in millions of yen)
Liabilities and Equity

Current liabilities	2,847,050

Short-term debt, including current portion of long-term debt	432,982
Trade notes payable	60,128
Trade accounts payable	941,124
Accrued income taxes	42,415
Other accrued expenses	939,484
Other current liabilities	430,917

Noncurrent liabilities	2,029,485

Long-term debt	1,162,287
Other liabilities	867,198

Total liabilities	4,876,535

Panasonic Corporation shareholders’ equity	2,558,992

Common stock	258,740
Capital surplus	1,100,181
Legal reserve	94,198
Retained earnings	2,401,909
Accumulated other comprehensive income (loss)	(625,300)
Treasury stock, at cost	(670,736)

Noncontrolling interests	387,343

Total equity	2,946,335

Total liabilities and equity	7,822,870

(Note)	Accumulated other comprehensive income (loss) breakdown:

	Cumulative translation adjustments	¥(453,158) million
	Unrealized holding gains (losses) of available-for-sale securities	¥16,835 million
	Unrealized gains (losses) of derivative instruments	¥2,277 million
	Pension liability adjustments	¥(191,254) million

Consolidated Statement of Income

from April 1, 2010 to March 31, 2011

(in millions of yen)
Net sales	8,692,672
Cost of sales	(6,389,180)
Selling, general and administrative expenses	(1,998,238)
Interest income	11,593
Dividends received	6,323
Interest expense	(27,524)
Expenses associated with the implementation of early retirement programs	(17,671)
Other income (deductions), net	(99,168)

Income before income taxes	178,807
Provision for income taxes:
Current	(88,910)
Deferred	(14,100)
Equity in earnings of associated companies	9,800

Net income	85,597
Less: Net income attributable to noncontrolling interests	11,580

Net income attributable to Panasonic Corporation	74,017

(Notes)	1.	“Expenses associated with implementation of early retirement programs” are expenses at certain domestic and overseas Group companies.

	2.	Included in “Other income (deductions), net” are impairment losses from fixed assets and losses related to the Great East Japan Earthquake.

Consolidated Statement of Equity

from April 1, 2010 to March 31, 2011

	(in millions of yen)
	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balances at beginning of period	258,740	1,209,516	93,307	2,349,487	(448,232)	(670,330)	2,792,488	887,285	3,679,773

Gain (loss) from sale of treasury stock		(9)					(9)		(9)
Transfer from retained earnings			891	(891)			—		—
Cash dividends				(20,704)			(20,704)	(12,583)	(33,287)
Increase (decrease) mainly in capital transactions		(109,326)			(5,885)		(115,211)	(474,758)	(589,969)
Disclosure of comprehensive income (loss)
Net income				74,017			74,017	11,580	85,597
Translation adjustments					(86,015)		(86,015)	(21,764)	(107,779)
Unrealized holding gains (losses) of available-for-sale securities					(22,789)		(22,789)	(1,633)	(24,422)
Unrealized gains (losses) of derivative instruments					988		988	(26)	962
Pension liability adjustments					(63,367)		(63,367)	(758)	(64,125)

Total comprehensive income							(97,166)	(12,601)	(109,767)
Repurchase of common stock, net						(406)	(406)		(406)

Balances at end of period	258,740	1,100,181	94,198	2,401,909	(625,300)	(670,736)	2,558,992	387,343	2,946,335

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the provisions of FASB Accounting Standards Codification (ASC) 810, “Consolidation,” variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies including the companies in which the Company’s voting interest is 20% to 50%, and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

2.	Principles of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries

633

(2)	Number of associated companies under the equity method

114

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Paragraph 1, Article 3 of the Supplementary Provisions of Company Accounting Regulations (Ordinance of the Ministry of Justice No. 46 of December 11, 2009). Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, but not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with the provisions of ASC 320, “Investments—Debt and Equity Securities.” In principle, the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of ASC 320.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the straight-line method.

(5)	Goodwill and other intangible assets

In accordance with the provisions of ASC 350, “Intangibles—Goodwill and Other,” goodwill and intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually.

Intangible assets where the useful life can be estimated are amortized using the straight-line method.

(6)	Impairment of long-lived assets

The Company accounts for impairment or disposition of long-lived assets in accordance with ASC 360, “Property, Plant and Equipment.” In accordance with ASC 360, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(7)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful trade receivables and advances are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the fiscal year-end in accordance with the provisions of ASC 715, “Compensation—Retirement Benefits.”

Unrecognized prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees.

If the unrecognized actuarial gains or losses exceed the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees.

(8)	Consumption tax and local consumption tax in Japan are excluded from all items in the statement of operations.

Notes to the Consolidated Balance Sheet

1. Discounted export bills	¥2 million

2. Guarantees provided to third parties on bank loans, recourse obligation for trade receivables sold and guarantees for specific value of leased assets	¥72,871 million

3. Assets pledged as collateral and liabilities with collateral

(1) Assets pledged as collateral
Investments and advances	¥16,928 million
Property, plant and equipment	¥6,001 million
Other assets	¥63 million

(2) Liabilities with collateral
Short-term debt, including current portion of long-term debt	¥1,040 million
Trade accounts payable	¥3,014 million
Other accrued expenses	¥3,554 million
Other current liabilities	¥282 million
Long-term debt	¥2,859 million

Notes Concerning Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

•	Cash and cash equivalents, Time deposits, Trade accounts receivable, Short-term debt, Trade accounts payable and Other accrued expenses

The carrying amount (on the consolidated balance sheet) approximates fair value because of the short maturity of these instruments.

•	Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the end of the fiscal year.

•	Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates at the end of the fiscal year.

•	Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted marker prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, as of March 31, 2011 were as follows.

	(Millions of yen)
	Carrying amount*[1]	Fair value*[1]	Difference
Investments and advances	409,938	410,023	85
Long-term debt, including current portion of long-term debt	(1,535,858)	(1,548,251)	(12,393)
Derivative financial instruments*[2]	8,644	8,644	—

*1 Financial instruments recorded under liabilities are marked with parentheses.

*2 The net amount of receivables and payables is shown for derivative financial instruments.

(Note)	Fair value estimates are made at the end of the fiscal year, based on relevant market information and information about the financial instruments. These estimates involve uncertainties and matters of significant judgments. Changes in assumptions could significantly affect the estimates

Notes to per Share Data

Panasonic Corporation shareholders’ equity per share	¥1,236.05
Basic net loss attributable to Panasonic Corporation common shareholders per share	¥35.75

Diluted net income attributable to Panasonic Corporation common shareholders per share has been omitted because the Company did not have potential common shares that were outstanding for the period.

Note Concerning Important Subsequent Events

In order to further accelerate and maximize synergy creation within the Group, Panasonic, as the parent company, and both PEW and SANYO, as wholly-owned subsidiaries, carried out an exchange of shares on April 1, 2011.

Other Note

Impact of the Great East Japan Earthquake

Damage was reported to certain sections of the Company’s Sendai and Fukushima plants, located in Natori City, Fukushima City, and others, respectively, as well as the Mobara Plant, located in Chiba Prefecture, of Panasonic Liquid Crystal Display Co., Ltd. due to the Great East Japan Earthquake that occurred on March 11, 2011. The cost of damages will be covered by earthquake insurance.

Parent-alone Financial Statements of the Company

Balance Sheet

March 31, 2011 (in millions of yen)
Assets
Current assets	1,752,588

Cash and deposits	2,185
Trade notes receivable	147
Trade accounts receivable	398,390
Finished goods, merchandise and semi-finished goods	116,371
Work in process	62,708
Raw materials and supplies	40,064
Other receivables	99,935
Deposits paid	173,454
Short-term loans	727,943
Deferred tax assets	110,352
Other current assets	23,222
Allowance for doubtful receivables	(2,183)

Fixed assets	3,312,824

Net tangible fixed assets	356,352

Buildings	154,820
Structures	5,584
Machinery and equipment	70,006
Vehicles	123
Tools, furniture and fixtures	12,633
Land	84,733
Leased assets	12,873
Construction in progress	15,580

Intangibles	58,263

Patent and trademark rights	37,157
Software	18,559
Facility utility and other rights	2,547

Investments and advances	2,898,209

Investment securities	298,020
Shares in subsidiaries and affiliates	2,087,519
Investments in equity, other than capital stock	21
Investments in subsidiaries and affiliates	428,652
Allowance for investment loss	(38,957)
Long-term deposits paid	4,194
Deferred tax assets	86,994
Other investments and other assets	31,766

Total assets	5,065,412

March 31, 2011 (in millions of yen)
Liabilities

Current liabilities	2,183,548

Trade notes payable	464
Trade accounts payable	397,217
Lease obligations	7,579
Other payables	19,060
Accrued expenses	695,333
Reserve for bonuses	43,079
Accrued income taxes	777
Advance receipts	1,946
Deposits received	715,877
Short-term borrowings	30,000
Bonds redeemable within one year	200,000
Reserve for warranty costs	27,515
Reserve for sales promotion	38,146
Other current liabilities	6,555

Long-term liabilities	938,555

Bonds	800,000
Lease obligations	6,842
Employee retirement and severance benefits	22,223
Long-term deposits received	109,490

Total liabilities	3,122,103

Net Assets

Shareholders’ Equity	1,931,363

Capital	258,740
Capital surplus	569,964

Capital reserve	568,212
Other capital surplus	1,752
Retained earnings	1,774,288

Legal reserve	52,749
Other retained earnings	1,721,539

Reserve for advanced depreciation	18,464
Contingent reserve	1,618,680
Retained earnings brought forward	84,395
Treasury stock	(671,629)

Difference of valuation, translation and other adjustments	11,946

Unrealized holding gains (losses) of available-for-sale securities, etc.	3,798
Deferred profit (loss) on hedges	8,148

Total net assets	1,943,309

Total liabilities and net assets	5,065,412

Statement of Operations

from April 1, 2010 to March 31, 2011

(in millions of yen)
Net sales	4,143,023
Cost of sales	(3,258,436)

Gross profit	884,587
Selling, general and administrative expenses	(780,300)
Interest and dividends income	67,431
Other income	44,006
Interest expense	(11,147)
Other expense	(58,201)

Recurring profit	146,376

Non-recurring profit
Profit on sale of investment securities	6,326
Profit on sale of tangible fixed assets	1,408
Non-recurring loss
Loss on sale of investment securities	(4,243)
Loss on devaluation of investment securities	(5,421)
Loss on devaluation of stock in affiliates	(64,133)
Loss on business restructuring	(2,191)
Loss on reserve for retained deficits of affiliated companies	(58,250)
Extraordinary earthquake damage-related expenses	(5,035)

Profit before income taxes	14,837

Provision for income taxes
Current	(9,795)
Deferred	(54,902)

Net loss	49,860

Statement of Changes in Shareholders’ Equity

from April 1, 2010 to March 31, 2011

	(in millions of yen)
	Shareholders’ equity
		Capital surplus			Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings			Total of retained earnings
						Reserve for advanced depreciation	Contingent reserve	Unappropriated retained earnings
Balances at beginning of period	258,740	568,212	1,761	569,973	52,749	18,464	1,618,680	154,959	1,844,852

Changes in the period
Dividends from retained earnings								(20,704)	(20,704)
Net loss								(49,860)	(49,860)
Repurchase of common stock
Sale of treasury stock			(9)	(9)
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	(9)	(9)	—	—	—	(70,564)	(70,564)

Balances at end of period	258,740	568,212	1,752	569,964	52,749	18,464	1,618,680	84,395	1,774,288

	Shareholders’ equity		Difference of valuation, translation and other adjustments			Total net assets
	Treasury stock	Total of shareholders’ equity	Unrealized holding gains (losses) of available-for-sale securities, etc.	Deferred profit (loss) on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	(671,223)	2,002,342	31,569	4,383	35,952	2,038,294

Changes in the period
Dividends from retained earnings		(20,704)				(20,704)
Net loss		(49,860)				(49,860)
Repurchase of common stock	(432)	(432)				(432)
Sale of treasury stock	26	17				17
Net changes of items other than shareholders’ equity			(27,771)	3,765	(24,006)	(24,006)

Total changes in the period	(406)	(70,979)	(27,771)	3,765	(24,006)	(94,985)

Balances at end of period	(671,629)	1,931,363	3,798	8,148	11,946	1,943,309

Notes on the Basis of Presentation of Parent-alone Financial Statements

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Fair value method

(3)	Inventories

Valuation at cost (method of lowering carrying amount due to decline in profitability)

Finished goods, semi-finished goods, work in process

Average cost method

Merchandise, raw materials, supplies

Last purchase price method

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets (Excluding leased assets)

Straight-line method

(2)	Intangible fixed assets

Straight-line method

(3)	Leased assets

(Finance leases other than those that transfer ownership rights)

Straight-line method over the lease term (useful life) with no residual value.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectability.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(5)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred for product promotion are recorded in accordance with prescribed Company standards.

(6)	Accrual for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transition obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transition obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

4.	Other significant items related to the preparation of financial statements

(1)	Deferred assets accounting method

Bond issuance costs are charged to income in full as incurred.

(2)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(3)	Consumption tax and local consumption tax are excluded from all items in the statement of income.

5.	Changes in significant accounting policies

Application of the Accounting Standard for Asset Retirement Obligations

Effective from the fiscal year under review, Panasonic adopted the Accounting Standard for Asset Retirement Obligations (ASBJ Statement No. 18 issued on March 31, 2008) and the Guidance on Accounting Standard for Asset Retirement Obligations (ASBJ Guidance No. 21 issued on March 31, 2008). There was no impact on operating profit, recurring profit and income before income taxes as a result of applying the aforementioned standard.

Notes on the Balance Sheet

1.	Assets pledged as collateral and significant liabilities with collateral

(1) Assets pledged as collateral

	Investment securities	¥13,400 million

Pledged as collateral when using the Deferred Payment System based on the Customs Act and Consumption Tax Law

(2) Significant liabilities with collateral

	Trade accounts payable	¥3,014 million
	Accrued expenses	¥3,554 million

2.	Accumulated depreciation of tangible fixed assets	¥1,252,847 million

3.	Discounted export bills	¥2 million

4.	Subsequent event

	Recourse obligation for trade receivables sold	¥300 million

5.	Receivables from and liabilities to subsidiaries and affiliates

	Short-term receivables from subsidiaries and affiliates	¥1,260,736 million
	Long-term receivables from subsidiaries and affiliates	¥2 million
	Short-term payables to subsidiaries and affiliates	¥890,392 million
	Long-term payables to subsidiaries and affiliates	¥109,004 million

Notes on the Statement of Operations

Transactions with subsidiaries and affiliates

	Sales to subsidiaries and affiliates	¥3,218,597 million
	Purchases from subsidiaries and affiliates	¥1,925,742 million
	Turnover with subsidiaries other than sales and purchases	¥77,958 million

Notes on the Statement of Changes in Shareholders’ Equity

1.	Type and number of shares issued as of the fiscal year-end

	Common stock	2,453,053,497

2.	Type and number of shares of treasury stock as of the fiscal year-end

	Common stock	382,760,101

3.	Items related to dividends

(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
May 7, 2010 Board of Directors’ Meeting	Common stock	10,353	5.0	March 31, 2010	May 31, 2010
October 29, 2010 Board of Directors’ Meeting	Common stock	10,351	5.0	September 30, 2010	November 30, 2010

Total	—	20,704	10.0	—	—

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year
Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
April 28, 2011 Board of Directors’ Meeting	Common stock	10,351	5.0	March 31, 2011	May 31, 2011

Notes to Tax-effect Accounting

Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:
Deferred tax assets
Inventory valuation	¥19,449 million
Accrued expenses	¥35,519 million
Depreciation and amortization	¥45,115 million
Allowance for investment loss	¥15,778 million
Loss on devaluation of investment securities	¥15,909 million
Operating loss carryforwards	¥25,180 million
Other	¥463,070 million

Total gross deferred tax assets	¥620,020 million

Less valuation allowance	¥(401,594) million

Net deferred tax assets	¥218,426 million

Deferred tax liabilities
Prepaid pension cost	¥(2,967) million
Deferred profit (loss) on hedges	¥(5,545) million
Reserve for advanced depreciation	¥(12,568) million

Total gross deferred tax liabilities	¥(21,080) million

Net deferred tax assets	¥197,346 million

Notes to per Share Data

Net assets per share	¥938.66
Net loss per share	¥24.08

Note Concerning Important Subsequent Events

Panasonic, as the parent company, and both PEW and SANYO, as wholly-owned subsidiaries, carried out an exchange of shares on April 1, 2011.

Notes to Application of Restrictions on Maximum Dividend Payments

The Company is subject to restrictions on maximum dividend payments.

Other

1. All monetary amounts have been rounded to the nearest million yen.

2. Impact of the Great East Japan Earthquake

Damage was reported to certain sections of the Company’s Sendai and Fukushima plants, located in Natori City, and Fukushima City, and others, respectively, due to the Great East Japan Earthquake that occurred on March 11, 2011.

The book value of property, plant and equipment located at each aforementioned base totals ¥17,522 million and includes buildings, machinery and equipment as well as other assets valued at ¥4,116 million, ¥10,707 million and ¥2,699 million, respectively. A portion of the property, plant and equipment was damaged as a result of the earthquake. The cost of damages will be covered by earthquake insurance.

Taking into consideration the difficulties in reasonably estimating the expenditure required to restore damaged property, plant and equipment to their original state in the next fiscal year and beyond, an allowance has not been recorded. It is anticipated that the cost of damages will be covered by earthquake insurance.

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

English Translation of the Auditors’ Report Originally Issued in the Japanese Language

Independent Auditors’ Report

April 27, 2011
The Board of Directors
Panasonic Corporation
KPMG AZSA LLC
Masahiro Mekada (Seal)
Designated Limited Liability Partners
Managing Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated Limited Liability Partners
Managing Partner
Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated Limited Liability Partners
Managing Partner
Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the related notes of Panasonic Corporation as of March 31, 2011 and for the year from April 1, 2010 to March 31, 2011 in accordance with Article 444 (4) of the Company Law of Japan. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared, in conformity with accounting principles generally accepted in the United States of America (refer to Notes to Consolidated Financial Statements, 3. (1) of Notes on the Basis of Presentation of Consolidated Financial Statements) as prescribed by the provisions of Paragraph 1, Article 3 of the Supplementary Provisions of Accounting Ordinance of the Company Law of Japan (Ordinance of the Ministry of Justice No. 46 of 2009).

Additional Information

As presented in the Note Concerning Important Subsequent Events, Panasonic, as the parent company, and both PEW and SANYO, as wholly-owned subsidiaries, carried out an exchange of shares on April 1, 2011.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of Accounting Auditors

English Translation of the Auditors’ Report Originally Issued in the Japanese Language

Independent Auditors’ Report

April 27, 2011
The Board of Directors
Panasonic Corporation
KPMG AZSA LLC
Masahiro Mekada (Seal)
Designated Limited Liability Partners
Managing Partner
Certified Public Accountant

Takashi Kondo (Seal)
Designated Limited Liability Partners
Managing Partner
Certified Public Accountant

Yoshiteru Yamamoto (Seal)
Designated Limited Liability Partners
Managing Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of operations, the statement of changes in shareholders’ equity and the related notes, and its supporting schedules of Panasonic Corporation as of March 31, 2011 and for the 104th business year from April 1, 2010 to March 31, 2011 in accordance with Article 436 (2) 1 of the Company Law of Japan. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Panasonic Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information

As presented in the Note Concerning Important Subsequent Events, Panasonic, as the parent company, and both PEW and SANYO, as wholly-owned subsidiaries, carried out an exchange of shares on April 1, 2011.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of the Board Of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 104th fiscal period from April 1, 2010 to March 31, 2011, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by corporate auditors and the Board of Corporate Auditors

In addition to formulating audit policy and audit schedules and receiving reports concerning the status and results of audits conducted by each corporate auditor, the Board of Corporate Auditors receives reports from directors and the accounting auditors regarding the performance of their duties and seeks explanations when deemed necessary.

Furthermore, each corporate auditor, in accordance with audit standards, policy and schedules formulated by the Board of Corporate Auditors, seeks to facilitate mutual understanding with directors, the Internal Auditing Department and other employees, gathers information and works to improve the environment for conducting audits. Accordingly, the corporate auditors conducted the following audit:

(1)	In addition to attending meetings of the Board of Directors and other important meetings, the corporate auditors received reports from directors, the Internal Auditing Department and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices.

(2)	The corporate auditors monitored and examined a resolution of the Board of Directors passed in accordance with the requirements of Article 100, Paragraphs 1 and 3 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan stipulating a system that ensures the performance of the duties of directors are in accordance with relevant laws and regulations and the Company’s Articles of Incorporation, and that other affairs of the Company are conducted in an appropriate manner, and monitored the status of the Company’s internal control system implemented in accordance with said resolution.

(3)	The corporate auditors, based on the status of discussion within the Board of Directors and other bodies, conducted examinations of basic policy presented in the Company’s business report stipulated by Article 118, Paragraph 3.a of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan, as well as of each measure required by Article 118, Paragraph 3.b of said law.

(4)	With respect to subsidiaries, through meetings and hearings comprising corporate auditors of the Company and its subsidiaries, the corporate auditors sought to facilitate mutual understanding and exchange of information with the directors and corporate auditors of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(5)	The corporate auditors have monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions.

(6)	The corporate auditors received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated by Article 131 of the Accounting Regulations of Japan) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the corporate auditors conducted examinations of the Company’s business report related to the fiscal period under review, supporting documents and parent-alone financial statements (balance sheet, statement of operations, statement of changes in shareholders’ equity, and notes on the basis of presentation of parent-alone financial statements), and other supporting documents and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Board of Corporate Auditors:

(i)	The contents of the business report and its supporting documents present fairly the position of the Company pursuant to laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found.

(iii)	The details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, with regard to the performance of duties of directors with respect to the internal control system, nothing has been found that would necessitate comment.

(iv)	With regard to basic policy related to the individuals responsible for determining financial and business policies presented in the Company’s business report, nothing has been found that would necessitate comment.

(2)	Results of audit of the parent-alone financial statements, supporting documents and consolidated financial statements.

The method of audit employed by the accounting auditors KPMG AZSA LLC and the results thereof are proper and fair.

April 28, 2011

Board of Corporate Auditors

Kenichi Hamada	Masahiro Seyama
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino	Ikuo Hata
Corporate Auditor	Corporate Auditor

Hiroyuki Takahashi
Corporate Auditor

[Reference Material for Exercise of Voting Rights]

The bills and reference materials:

Bill No. 1: To elect 20 directors

The terms of office of all 19 directors currently in office will expire at the conclusion of the 104th Ordinary General Meeting of Shareholders, at which time Hitoshi Otsuki, Junji Nomura and Masashi Makino will resign as director.

Moreover, taking into consideration the increase in Panasonic’s business scope, following the recent conversion of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. into wholly-owned subsidiaries, and the need to further bolster the Company’s management structure, the election of an additional director for a total of 20 directors is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

1 Kunio Nakamura	Apr.	1962	Joined the Company;	89,600 shares

July 5, 1939	June	1993	Director of the Company;

	June	2000	President of the Company;

	June	2006	Chairman of the Board of Directors;

	(Outside Director, Tokyo FM Broadcasting Co., Ltd.)

2 Masayuki Matsushita	Apr.	1968	Joined the Company;	7,913,000 shares

October 16, 1945	Feb.	1986	Director of the Company;

	June	1990	Managing Director of the Company;

	June	1992	Senior Managing Director of the Company;

	June	1996	Executive Vice President of the Company;

	June	2000	Vice Chairman of the Board of Directors

	(Chairman and President, PHP Institute Inc.)

	(President, the Konosuke Matsushita Memorial Foundation)

	(President, Matsushita Real Estate Co., Ltd.)

	(Outside Director, New Otani, Co., Ltd.)

	(Outside Director, Hotel Okura Co., Ltd.)

3 Fumio Ohtsubo	Apr.	1971	Joined the Company;	64,600 shares

September 5, 1945	June	1998	Director of the Company;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	June.	2006	President of the Company

4 Toshihiro Sakamoto	Apr.	1970	Joined the Company;	41,078 shares

October 27, 1946	June	2000	Director of the Company / Vice President of AVC Company / in charge of Visual Products Group;

	June	2003	In charge of Corporate Planning;

	June	2004	Managing Director of the Company;

Apr.	2006	Senior Managing Director / President, Panasonic AVC Networks Company;

Apr.	2009	Executive Vice President of the Company / in charge of Domestic Consumer Marketing and Design;

Apr.	2010	In charge of Domestic Customer Satisfaction

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

5 Takahiro Mori	Apr.	1970	Joined the Company;	39,460 shares

June 16, 1947	June	2003	Executive Officer of the Company;

	June	2005	Managing Director of the Company / in charge of Corporate Communications Division;

	Apr.	2006	In charge of Corporate Planning;

	Apr.	2008	Senior Managing Director of the Company;

	Apr.	2009	Executive Vice President of the Company / in charge of Corporate Division for Promoting Systems & Equipment Business and Electrical Supplies Sales, Project Sales and Building Products Sales

6 Yasuo Katsura	Apr.	1970	Joined the Company;	30,116 shares

September 19, 1947	June	2001	President, Matsushita Communication Industrial Co., Ltd.; (now Panasonic Mobile Communications Co., Ltd.);

	June	2003	Executive Officer of the Company;

	June	2004	Managing Executive Officer of the Company / Director of the Tokyo Branch;

	June	2007	Managing Director of the Company;

	Apr.	2009	Senior Managing Director of the Company / Representative in Tokyo / in charge of External Affairs Division;

	Apr.	2010	Executive Vice President of the Company

	(Outside Director, BS-TBS, INC.)

7 Ken Morita	Apr.	1971	Joined the Company;	24,250 shares

October 24, 1948	June	2005	Executive Officer of the Company;

	Apr.	2007	Managing Executive Officer of the Company;

	Apr.	2009	Senior Managing Executive Officer of the Company / President, AVC Networks Company;

	June	2009	Senior Managing Director of the Company;

	Apr.	2011	In charge of Manufacturing Innovation / Facility management / Quality Administration / FF Customer Support & Management / Environmental Affairs

	(President, Panasonic Katano Co., Ltd.)

	(President, Panasonic Kibi Co., Ltd.)

8 Ikusaburo Kashima	July	1971	Joined Ministry of International Trade and Industry;	18,500 shares

October 8, 1948	July	1999	Director General of Price Bureau of Economic Planning Agency;

	Jan.	2001	Retired from office at Ministry of Economy, Trade and Industry;

	June	2003	Vice Chairman, Information Technology Promotion Agency;

	June	2004	Joined the Company as an Executive Counselor;

	June	2005	Director of the Company / Deputy Chief of Overseas Operations;

	Apr.	2007	Managing Director of the Company / in charge of Legal Affairs, Corporate Risk Management, Corporate Information Security, Corporate Business Ethics, and Corporate International Affairs;

Apr.	2009	In charge of Intellectual Property;

Apr.	2010	Senior Managing Director of the Company;

Apr.	2011	In charge of Corporate Risk Management, Corporate Information Security

(Outside Director, KOITO MANUFACTURING CO., LTD.)

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares

9 Yoshihiko Yamada	Apr.	1974	Joined the Company;	24,661 shares

May 11, 1951	Apr.	2003	Vice President, Panasonic AVC Networks Company;

	June	2004	Executive Officer of the Company / Director, Corporate Management Division for North America / Chairman, Matsushita Electric Corporation of America (now Panasonic Corporation of North America);

	Apr.	2007	Managing Executive Officer of the Company;

	Apr.	2010	In charge of Industrial Sales;

	June	2010	Managing Director of the Company;

	Apr.	2011	Senior Managing Director of the Company

10 Kazunori Takami	Apr.	1978	Joined the Company;	16,500 shares

June 12, 1954	June	2002	Director, Matsushita Refrigeration Company;

	Apr.	2005	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products / Director, Corporate Marketing Division for National Brand Home Appliances;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2008	Managing Executive Officer of the Company;

	Apr.	2009	President, Home Appliances Company / in charge of Lighting Company;

	June	2009	Managing Director of the Company

11 Makoto Uenoyama	Apr.	1975	Joined the Company;	22,800 shares

February 14, 1953	June	2003	General Manager, Corporate Accounting Group;

	Apr.	2006	Executive Officer of the Company;

	Apr.	2007	In charge of Accounting and Finance;

	June	2007	Director of the Company;

	Apr.	2009	In charge of Information Systems;

	Apr.	2010	Managing Director of the Company

12 Masatoshi Harada	Apr.	1977	Joined the Company;	18,200 shares

February 9, 1955	June	2003	General Manager, Industrial Relations Group;

	Apr.	2008	Executive Officer of the Company / in charge of Personnel and General Affairs;

	June	2008	Director of the Company;

	Apr.	2010	Managing Director of the Company;

	Apr.	2011	Representative in Kansai

13 Takashi Toyama	Apr.	1978	Joined the Company;	21,600 shares

September 28, 1955	Apr.	2006	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division;

	Apr.	2007	Executive Officer of the Company;

	Jan.	2010	President, System Networks Company (now System & Communications Company) / President, Panasonic System Networks Co., Ltd.;

	Jun.	2010	Director of the Company;

	Apr.	2011	Managing Director of the Company

	(Outside Director, BS NIPPON CORPORATION)

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares
14 Ikuo Uno	Mar.	1959	Joined Nippon Life Insurance Company;	0 shares
January 4, 1935	July	1986	Director, Nippon Life Insurance Company;
	Apr.	1997	President, Nippon Life Insurance Company;
	Apr.	2005	Chairman, Nippon Life Insurance Company;
	June	2005	Director of the Company;
	Apr.	2011	Director and Executive Advisor to the Board, Nippon Life Insurance Company

	(Director and Executive Advisor, Nippon Life Insurance Company)

	(Outside Director, Hotel Okura Co., Ltd.)

	(Outside Director, FUJI KYUKO CO., LTD.)

	(Outside Corporate Auditor, Odakyu Electric Railway Co., Ltd.)

	(Outside Corporate Auditor, Sumitomo Mitsui Banking Corporation)

	(Outside Corporate Auditor, Sumitomo Mitsui Financial Group, Inc.)

	(Outside Corporate Auditor, Tohoku Electric Power Co., Inc.)

	(Outside Corporate Auditor, West Japan Railway Company)
15 Masayuki Oku	Apr.	1968	Joined Sumitomo Bank;	1,050 shares
December 2, 1944	June	1994	Director, Sumitomo Banking Corporation;
	June	2003	Deputy President, Sumitomo Mitsui Banking Corporation;
	June	2005	President, Sumitomo Mitsui Banking Corporation / Chairman, Board of Directors of Sumitomo Mitsui Financial Group;
	June	2008	Director of the Company

	(Chairman, Japanese Bankers Association)

	(Chairman, Board of Directors of Sumitomo Mitsui Financial Group, Inc.)

	(Outside Corporate Auditor, Nankai Electric Railway Co., Ltd.)
16 Masaharu Matsushita	May	1940	Joined the Company;	9,598,000 shares
September 17, 1912	Oct.	1947	Director of the Company;
	Jan.	1961	President of the Company;
	Feb.	1977	Chairman of the Board of Directors;
	June	2000	Honorary Chairman, the Board of Directors and Executive Advisor, Member of the Board

	(Outside Director, THE ROYAL HOTEL LIMITED)
17 Kazuhiro Tsuga*	Apr.	1979	Joined the Company;	23,800 shares
November 14, 1956	June	2001	Director, Multimedia Development Center;
	June	2004	Executive Officer of the Company / in charge of Digital Network & Software Technology / Director, Software Development;
	Apr.	2008	Managing Executive Officer of the Company / President, Panasonic Automotive Systems Company;
	Apr.	2011	Senior Managing Executive Officer / President, AVC Networks Company
18 Yoshiiku Miyata*	Apr.	1977	Joined the Company;	8,900 shares
April 24, 1953	Sep.	2000	Manager, Corporate Overseas Planning Office;
	Apr.	2004	Managing Director, Panasonic Marketing Europe GmbH;
	Apr.	2007	Executive Officer of the Company / Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.;
	Apr.	2009	Managing Executive Officer of the Company / Senior Vice President, AVC Networks Company / Director, Visual Products and Display Devices Business Group / in charge of PDP Business;
	Apr.	2011	Senior Managing Executive Officer of the Company / In charge of Overseas Operations

Name and date of birth	Brief personal record, position and responsibilities in the Company and other important concurrently held positions			Ownership of the Company’s shares
19 Yoshiyuki Miyabe* December 5, 1957	Apr.	1983	Joined the Company;	20,800 shares
	Jan.	2003	Manager, R&D Planning Office;
	Apr.	2008	Executive Officer of the Company / in charge of Digital & Software Technology / Overseas R&D Centers / New Business Strategy Office;
	Apr.	2009	In charge of Panasonic Spin-up Fund / acTvila Business Promotion;
	Apr.	2010	In charge of Tokyo R&D Center;
	Apr.	2011	Managing Executive Officer of the Company / in charge of Technology
	(Outside Director, WOWOW INC.)
20 Yoshiaki Nakagawa* February 14, 1954	Apr.	1976	Joined the Company;	10,957 shares
	Apr.	2007	General Manager, Corporate Accounting Group;
	Apr.	2009	Executive Officer of the Company / General Manager, Corporate Planning Group;
	Apr.	2011	Managing Executive Officer of the Company / in charge of Personnel and General Affairs
	(President, Panasonic Corporate Pension Fund)
	(President, Panasonic Health Insurance Organization)

(Notes)	1.	No conflicting interest exists between the Company and any of the above candidates.

	2.	Asterisks (*) denote candidates to be newly elected as director.

	3.	All candidates have stated agreement with the policy related to a Large-scale Purchase of Panasonic shares, called the ESV (Enhancement of Shareholder Value) Plan, which was resolved at the April 28, 2011 Board of Directors meeting.

	4.	Ikuo Uno and Masayuki Oku are candidates for outside directors in accordance with Article 2, Paragraph 3–7 of the Enforcement Regulations of the Company Law. Notifications have been filed regarding the status of these candidates as independent directors to the stock exchanges on which the Company’s shares are publicly listed.

	5.	Additional information concerning candidates for the post of outside director:

	(1)	Reasons for selections of candidates:

(i)     Panasonic proposes the selection of Ikuo Uno for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(ii)    Panasonic proposes the selection of Masayuki Oku for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(2)

Incidents that occurred during the most recent term of office as outside directors of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidates following any such incident:

Panasonic agreed to pay fines relating to certain anticompetitive activities undertaken by its household refrigerator compressor business unit with the United States Justice Department and Canada Competition Bureau in September 2010 and October 2010, respectively. While Ikuo Uno and Masayuki Oku (Masayuki Oku assumed his position after the subject misconduct arose) were unaware of any improper behavior until the subject misconduct was uncovered, every effort was made from a legal compliance perspective to ensure that the Company’s operations did not breach any statutory or regulatory requirements by the Board of Directors in the course of undertaking their duties. In addition, steps were taken by the Company to prevent any recurrence after misconduct was identified.

(3)

Incidents that occurred at other companies at which the candidates were directors, executive officers, or corporate auditors during the preceding five years with respect to violations of laws or regulations of the articles of incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following any incident while the candidates were outside directors or corporate auditors of such companies:

Ikuo Uno

•

Nippon Life Insurance Company, at which the candidate is a director, was issued business improvement orders based on the Insurance Business Law by the Financial Services Agency (FSA) in July 2006 and July 2008. The orders were issued due to problems with the company’s management system for the payment of insurance and its business administration.

•

Tohoku Electric Power Co., Inc. at which the candidate is an outside corporate auditor, following a review and survey which was conducted in fiscal 2007, ended March 31, 2007, mainly related to data falsification and inadequate procedures at its hydroelectric, thermal and nuclear power generation facilities, confirmed that it had failed to report to national and relevant local government agencies a past automatic shutdown of one of its nuclear reactors. As a result, in fiscal 2008, the Company received a warning and was issued an internal regulations improvement order by the Ministry of Economy, Trade and Industry. In addition, in fiscal 2007, the company revealed that it had exceeded its legally permitted water intake at a hydroelectric power generation facility. As a result, the company received an administrative penalty under the River Law from the Ministry of Land, Infrastructure and Transport restricting water intake.

Ikuo Uno, at meetings of the board of corporate auditors and in dialogue with business sites, continuously and clearly stated his opinion about the importance of daily communication between head office and business sites. With respect to the review and survey of power generation facilities, he verified the accuracy of examination procedures and assessment criteria in meetings of the board of directors and board of corporate auditors.

•

In September 2009, West Japan Railway Company, at which the candidate is an outside corporate auditor, was found to have pressured the Aircraft and Railway Accidents Investigation Commission into leaking information during its investigation into an accident on the Fukuchiyama Line. The Minister of Land, Infrastructure and Transport (MLIT) ordered an investigation and a report on countermeasures to prevent a reoccurrence. At all times, Ikuo Uno’s statements promoted observation of laws and regulations, and after the incident he performed the duty of his office to help prevent a reoccurrence by calling in the Board of Directors meeting for complete adherence to regulations in all operations and further strengthening of corporate ethics.

Masayuki Oku

In April 2011, SMBC Nikko Securities Inc. (formerly Nikko Cordial Securities Inc.), at which the candidate was a director until March 2011, received a Business Improvement Order from the Financial Services Agency of Japan in connection with an incident where one of the company’s employees defrauded certain customers of their money through means not connected to their accounts at SMBC Nikko Securities Inc.

(4)	Number of years in office since first appointment as outside director of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Ikuo Uno will have held the post of outside director for six years and Masayuki Oku will have held the post of outside director for three years.

(5)	Summaryof liability limitation agreement with outside directors:

Ikuo Uno and Masayuki Oku are currently outside directors of the Company. The Company enters into an agreement with both outside directors limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individuals concerned act in good faith and no significant negligence occurred in the fulfillment of their duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. If both outside directors are reelected, the Company intends to maintain this agreement with them.

Bill No. 2: To elect 2 corporate auditors

The terms of office of Kenichi Hamada and Yasuo Yoshino as corporate auditors will expire at the conclusion of the 104th Ordinary General Meeting of Shareholders at which time Kenichi Hamada will resign as corporate auditor.

In connection with this, the election of two corporate auditors is hereby proposed.

The Board of Corporate Auditors has approved this proposal.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position in the Company and other important concurrently held positions			Ownership of the Company’s shares
1 Yasuo Yoshino	Apr.	1965	Joined Sumitomo Life Insurance Company;	3,000 shares
October 5, 1939	July	1988	Director, Sumitomo Life Insurance Company;
	July	1997	Director and Vice President, Sumitomo Life Insurance Company;
	July	2001	Chairman and Director, Sumitomo Life Insurance Company;
	June	2003	Corporate Auditor of the Company
2 Yoshihiro Furuta*	Apr.	1978	Joined Matsushita Electric Works Ltd.;	0 shares
September 22, 1954	Dec.	2004	Managing Executive Officer / General Manager, Accounting, Matsushita Electric Works Ltd.;
	June	2005	Executive Officer, Matsushita Electric Works Ltd.;
	Apr.	2008	In charge of Overseas Operations;
	June	2008	Director, Matsushita Electric Works Ltd.;
	Apr.	2009	Deputy Director, Corporate Division for Promoting Systems & Equipment Business of the Company;
	Oct.	2009	Director, Panasonic Electric Works Co., Ltd. / in charge of Overseas Operations (Scheduled to resign on June 17, 2011)

(Notes)	1.	No conflicting interest exists between the Company and the above candidates.

	2.	Asterisk (*) denotes a candidate to be newly elected as corporate auditor.

	3.	Yasuo Yoshino is a candidate for outside corporate auditor as stipulated in Article 2, Paragraph 3-8 of the Enforcement Regulations of the Company Law. Notification has been filed regarding the status of this candidate as an independent corporate auditor to the stock exchanges on which the Company’s shares are publicly listed.

	4.	Additional information concerning the candidates for the post of outside corporate auditor

(1) Reasons for selection of candidates:

Panasonic proposes the selection of Hiroyuki Takahashi and Yoshihiro Furuta for the post of outside corporate auditor on account of their extensive career experience and deep insight that can be brought to the auditing of the Company.

(2)    Incidents that occurred during the most recent term of office as outside corporate auditor of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidate following any such incident:

Panasonic agreed to pay fines relating to certain anticompetitive activities undertaken by its household refrigerator compressor business unit with the United States Justice Department and Canada Competition Bureau in September 2010 and October 2010, respectively. While Yasuo Yoshino was unaware of any improper behavior until the subject misconduct was uncovered, every effort was made from a legal compliance perspective to ensure that the Company’s operations did not breach any statutory or regulatory requirements by the Board of Directors in the course of undertaking their duties. In addition, steps were taken by the Company to prevent any recurrence after misconduct was identified.

(3) Number of years since first appointment as outside corporate auditor of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Yasuo Yoshino will have held the post of outside corporate auditor for eight years.

(4) Summary of the liability limitation agreement with outside corporate auditors:

Yasuo Yoshino is currently an outside corporate auditor of the Company. The Company has concluded an agreement with him limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individual concerned acts in good faith and no significant negligence occurred in the fulfillment of his duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. In the event that reelection is approved, the Company intends to maintain this agreement with Yasuo Yoshino.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, and economic conditions in Japan and overseas including consumer spending and corporate capital investment. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.